As filed with the Securities and Exchange Commission on August 3, 2015
Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ABCO ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada		20-1914514
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2100 North Wilmot, #211
Tucson, AZ  85712
(520) 777-0511
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Charles O’Dowd, Chief Executive Officer
2100 North Wilmot, #211
Tucson, AZ  85712
(520) 777-0511
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer, ” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common stock, $0.001 par value	35,618,322	$0. 50	$17,809,161	$2,069.76

(1) Pursuant to Rule 416, this registration statement also covers such indeterminate number of additional shares of common    stock that became issuable by reason of any stock dividend, stock split, recapitalization or other similar transactions.
(2) Of which 25,618,322 shares are being sold by certain security holders.  The balance of 10,000,000 shares are being offered by the Company.  The Company anticipates proceeds of $5,000,000.
(3) Estimated $.50 per share, the average of the high and low prices as reported on the OTC Market on July 31, 2015, for the purpose of calculating the registration fee in accordance with Rule 457© under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION
August __, 2015

PROSPECTUS

ABCO ENERGY, INC.

We are offering shares of our common stock.  Our common stock is listed on the OTC Pink Tier under the symbol ABCE.  We intend to list our shares on the OTC QB Market.    We are selling 10,000,000 of our shares and the selling shareholders identified in this prospectus are selling 24,993,322 of their shares. We will not receive any proceeds from the sale of shares by the selling shareholders.  Our last reported sale price on the OTC Pink Tier on July 15, 2015, was $.50 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

Description	Per Share	Total
Initial Public Offering Price	$	$
Proceeds, before expenses, to the Company	$	$
Proceeds, before expenses, to the selling shareholders (assuming all shares offered hereby are sold at $ 0,50 per share)	$	$

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this Prospectus is August_____, 2015

EXPLANATORY NOTE

This Registration Statement on Form S-1 (the “Registration Statement”) is being filed to register the sale of up to 10,000,000 Shares at a fixed price of $.50 per share in a direct offering (the “Primary Offering”) and the sale by the selling security holders of up to 25,618,322 common shares (the “Secondary Offering”) at a fixed price of $.50 per share until such time as our common stock is quoted on the OTC Bulletin Board or OTCQB.  See “Plan of Distribution” contained in the prospectus.

We will only receive proceeds under the Primary Offering and we will not receive any proceeds from the sale of shares in the Secondary Offering.  See “Use of Proceeds,” “Plan of Distribution and Determination of Offering Price” and “Dilution” as contained in the prospectus.

This Registration Statement contains only one prospectus and such prospectus will be the sole prospectus for the Primary Offering and the Secondary Offering.

GENERAL

As used in this Prospectus, references to “the Company,” “ABCO”, “we”, “our,” “ours” and “us” refer to ABCO Energy, Inc., unless otherwise indicated. In addition, any references to our “financial statements” are to our financial statements except as the context otherwise requires.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire Prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision.

OVERALL STRATEGIC DIRECTION

The Company is in the Photo Voltaic (PV) solar systems industry and is an electrical product and services supplier.  The Company plans to build out a network of operations in major cities in the USA in order to establish a national base of PV suppliers, lighting suppliers and electrical service operations centers.  This combination of services, solar and electric, provides the company with a solid base in the standard electrical services business and a solid base in the growth markets of solar systems industry.

OVERVIEW

As of June 30, 2015, we operated in three locations in Arizona. The Company plan is to expand to more locations in North America in the next year as funding becomes available. We believe that the solar and energy efficiency business functions better if the employees are local individuals working and selling in their own community. Our customers have indicated a preference for dealing with local firms and we will continue our focus on company-owned integrated product and services offices. Once a local firm is established, growth tends to come from experience, quality and name recognition. We remain committed to high quality operations.

Our operating results three months ended March 31, 2015 and 2014 and our audited statements for the years ended December 31, 2014 and 2013 are presented below with major category details of revenue and expense including the components of operating expenses.

DESCRIPTION OF PRODUCTS

ABCO sells and installs Solar Photovoltaic electric systems that allow the customer to produce their own power on their residence or business property.  These products, installed by our crews, are purchased from both USA and offshore manufacturers. We have available and utilize many suppliers of US manufactured solar products from such companies as UPsolar, Sunpower, Mage, Canadian Solar, Westinghouse Solar, Schuco and various Chinese suppliers.  In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.  ABCO offers solar leasing and long term financing programs from UPsolar, Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

COMPETITION

The solar power market itself is intensely competitive and rapidly evolving.  Price and available financing are the principal methods of competition in the industry.  Based upon these two criteria, our position in the industry is relatively small.  There is no competitive data available to us in our competitive position within the industry.  Our competitors have established market positions more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network, we may be unable to achieve sales and market share.  There are a number of major multi-national corporations that produce solar power products, including, Suntech, Sunpower, First Solar, Kyocera, Sharp, GE, Mitsubishi, Solar World AG and Sanyo.  Also established integrators are growing and consolidating, including GoSolar, Sunenergy and Real Good Solar and we expect that future competition will include new entrants to the solar power market.  Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

COMPETITIVE ADVANTAGES

The Company believes that its key competitive advantages are: (1)  The ability to make decisions and use management’s many years of business experience to make the right decision; (2) Experience with National expansion programs by management; (3) Experience with management of employee operated facilities from a central management office; (4) Experience with multi-media promotional program for name recognition and product awareness; and (5) Alternative energy is a fast growing and popular industry that relates well to customers and current or future shareholders that recognize the market, products and business focus.

ADVANTAGES OF COMPETITORS OVER US

The Company believes the following are advantages of Competitors over us are (1) Larger competitors have more capital; (2) Experience with National expansion programs by management; (3)Larger companies will get the larger contracts because of the level of experience; (4) We have the same products but must pay more because of volume and this will be a price consideration in bidding competition; and (5) We are a small company that may not be able to complete because we do not have experience or working capital adequate to compete with other companies.

CURRENT BUSINESS FOCUS

We believe that we have developed very good promotional material and advertising products.  We have developed the key messages and promotional pieces that are relevant to our business and inexpensive to produce.   We have built an informative and interactive web site that will allow people to assess their requirements and partially build and price a system, much like the automobile dealers utilize. Additional sales promotion will increase when we have secured outside financing or increased sales through direct sales efforts. Readers should review our website at www.abcosolar.com. We have established a direct sales force to sell to Government agencies including State, Local and Federal resources and a separate division to call on the many American Indian governments in the US. This allows us to quote with our specifications, products and services on Requests for Proposals (RFP’s) that are issued by the Government Services Agency (GSA), Bureau of Indian Affairs (BIA) and other agencies. We have found that a large number of projects are not known to the general public and most contractors because governmental agencies do not widely advertise their projects.  By departmentalizing this opportunity, we get more information on projects than is available in the normal course of business.

ABCO will not manufacture its solar products. We will continue to be a sales and installation contractor with plans to enter the markets of major US and international cities. We will sell and use commercial off the shelf components. Initially this will include the solar panels and LED lighting products purchased to our specification. A strong alliance with a well-respected distributor will be the most conservative decision for the company at this time.

FINANCIAL RESOURCES

ABCO’s development activities since inception have been financially sustained through the sale of equity and capital contribution from shareholders.  We will continue to source capital from the equity and debt markets in order to fund our plans for expansion if we are unable to produce adequate capital from operations.  There is no guarantee that the Company will be able to obtain adequate capital from these sources, or at all.

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

The Company has a seven year operating history upon which to base an evaluation of its business and prospects.  We may not be successful in our efforts to grow our business and to earn increased revenues.  An investment in our securities represents significant risk and you may lose all or part of your entire investment.

Our business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in our stage of operations, particularly providing services in the well-serviced solar installation service industry. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause net losses in a given period to be greater than expected.

Since incorporation, we have expended financial resources on the development of our business. As a result, some losses have been incurred. Management anticipates that losses may increase from current levels because the Company expects to incur additional costs and expenses related to: expansion of operations; marketing and promotional activities for business sales; addition of new personnel; and the development of relationships with strategic business partners.

The Company’s ability to sustain profitable operations depends on its ability to generate and sustain sales while maintaining reasonable expense levels. We cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis in the future.

Management expects both quarterly and annual operating results to fluctuate significantly in the future. Because our operating results will be volatile and difficult to predict, in some future quarter our operating results may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock may decline significantly. The Company’s operating results are not followed by securities analysts at this time and there is no guarantee that the stock will be followed by securities analysts in the future.

A number of factors will cause gross margins to fluctuate in future periods. Factors that may harm our business or cause our operating results to fluctuate include the following: (1) the inability to obtain advertisers at reasonable cost; (2) the ability of competitors to offer new or enhanced services or products; (3) price competition; the failure to develop marketing relationships with key business partners; (4) increases in our marketing and advertising costs; (5)  the amount and timing of operating costs and capital expenditures relating to expansion of operations; (6) a change to or changes to government regulations; (7) a general economic slowdown. Any change in one or more of these factors could reduce our ability to earn and grow revenue in future periods.

OUR CURRENT BUSINESS OPERATIONS RELY HEAVILY UPON OUR KEY EMPLOYEE, CHARLES O’DOWD.

We have been heavily dependent upon the expertise and management of Mr. Charles O’Dowd, President, and our future performance will depend upon his continued services. The loss of the services of Mr. O’Dowd’s could seriously interrupt our business operations, and could have a very negative impact on our ability to fulfill our business plan and to carry out our existing operations. The Company currently does not maintain key man life insurance on this individual. There can be no assurance that a suitable replacement could be found for him upon retirement, resignation, inability to act on our behalf, or death.

RISKS RELATED TO THE INDUSTRY

THE DEMAND FOR PRODUCTS REQUIRING SIGNIFICANT INITIAL CAPITAL EXPENDITURES SUCH AS OUR SOLAR POWER PRODUCTS AND SERVICES ARE AFFECTED BY GENERAL ECONOMIC CONDITIONS.

The United States and countries worldwide have recently experienced a period of declining economies and turmoil in financial markets. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued unrest in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar power systems and new residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If an economic recovery is slowed as a result of the recent economic, political and social events, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

IF THERE IS A SHORTAGE OF COMPONENTS AND/OR KEY COMPONENTS RISE SIGNIFICANTLY IN PRICE THAT MAY CONSTRAIN OUR REVENUE GROWTH.

The market for photovoltaic installations has continued to grow despite world-wide financial and economic issues. The introduction of significant production capacity has continued and has increased supply and reduced the cost of solar panels. If demand increases and supply contracts, the resulting likely price increase could adversely affect sales and profitability. From 2009 through 2013, there was a tremendous increase in the capacity to produce solar modules, primarily from China, which coupled with the worst economic downturn in nearly a century, significantly reduced the price of solar panels.  As demand for solar panels will likely increase with an economic recovery, demand and pricing for solar modules could increase, potentially limiting access to solar modules and reducing our selling margins for panels.

EXISTING REGULATIONS AND POLICIES AND CHANGES TO THESE REGULATIONS AND POLICIES MAY PRESENT TECHNICAL, REGULATORY AND ECONOMIC BARRIERS TO THE PURCHASE AND USE OF SOLAR POWER PRODUCTS, WHICH MAY SIGNIFICANTLY REDUCE DEMAND FOR OUR PRODUCTS.

The market for electricity generation is heavily influenced by foreign, U.S. federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities.  These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the U.S. these regulations and policies are being modified and may continue to be modified.  Customer purchases of or further investment in the research and development of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products, for example, without certain major incentive programs and or the regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility network. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, and environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

THE REDUCTION, ELIMINATION OR EXPIRATION OF GOVERNMENT SUBSIDIES AND ECONOMIC INCENTIVES FOR ON-GRID SOLAR ELECTRICITY APPLICATIONS COULD REDUCE DEMAND FOR SOLAR PV SYSTEMS AND HARM OUR BUSINESS.

The market for solar energy applications depends in large part on the availability and size of local, state and federal government and economic incentives that vary by geographic market. The reduction, elimination or expiration of government subsidies and economic incentives for solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business.

The cost of solar power currently exceeds retail electricity rates, and we believe will continue to do so for the foreseeable future. As a result, federal, state and local government bodies, the United States has provided incentives in the form of feed-in tariffs, or FITs, rebates, tax credits and other incentives to system owners, distributors, system integrators and manufacturers of solar PV systems to promote the use of solar electricity in on-grid applications and to reduce dependency on other forms of energy. Many of these government incentives expire, phase out over time, terminate upon the exhaustion of the allocated funding or require renewal by the applicable authority. In addition, electric utility companies or generators of electricity from other non-solar renewable sources of electricity may successfully lobby for changes in the relevant legislation in their markets that are harmful to the solar industry. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for and lower revenue from solar PV systems, which would adversely affect sales of our products.

OUR SUCCESS DEPENDS, IN PART, ON THE QUALITY AND SAFETY OF THE SERVICES WE PROVIDE.

We do not manufacture our own products. We can and do use a variety of products and do not have a commitment to any single manufacturer.  We do not warranty our products because this is the responsibility of the manufacturer.  However, we do warranty our installation workmanship and could suffer loss of customer referrals and reputation degradation if our quality workmanship is not maintained.

WE MAY NEED ADDITIONAL CAPITAL TO DEVELOP OUR BUSINESS.

The development of our services will require the commitment of resources to increase the advertising, marketing and future expansion of our business. In addition, expenditures will be required to enable us in 2015 and 2016 to conduct planned business research, development of new affiliate and associate offices, and marketing of our existing and future products and services. Currently, we have no established bank-financing arrangements. Therefore, it is possible that we would need to seek additional financing through subsequent future private offering of our equity securities, or through strategic partnerships and other arrangements with corporate partners.

We cannot give any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. The sale of additional equity securities could result in dilution to our stockholders.  Sales of existing shareholders of the common stock and preferred stock in the public market could adversely affect prevailing market prices and could impair the Company’s future ability to raise capital through the sale of the equity securities.  The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our compensation.  If adequate, additional financing is not available on acceptable terms, we may not be able to implement our business development plan or continue our business operations.

OUR LIABILITY INSURANCE MAY NOT BE ADEQUATE IN A CATASTROPHIC SITUATION.

We currently maintain property damage insurance in the aggregate amount of approximately $500,000. We currently maintain liability insurance of up to $5,000,000 and product liability insurance up to $4,000,000.  Material damage to, or the loss to our facilities or equipment due to fire, severe weather, flood or other catastrophe, even if insured against, could result in a significant loss to the Issuer.

THE SERVICES WE INTEND TO PROVIDE TO CUSTOMERS MAY NOT GAIN MARKET ACCEPTANCE, WHICH WOULD PREVENT US FROM ACHIEVING SALES AND MARKET SHARE.

The market for solar power is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to achieve sales and market share. In addition, demand for solar power in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors may influence the widespread adoption of solar power technology and demand for solar power, including:

•	Performance and reliability of solar power products as compared with conventional and non-solar alternative energy products
•	Cost-effectiveness of solar power technologies as compared with conventional and competitive alternative energy technologies;

•	Success of alternative distributed generation technologies such as hydrogen fuel cells, wind turbines, bio-diesel generators and large-scale solar thermal technologies;
•	Fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources;
•	Increases or decreases in the prices of oil, coal and natural gas;
•	Capital expenditures by customers, who tend to decrease when domestic or foreign economies slow; and
•	Continued deregulation of the electric power industry and broader energy industry.

WE FACE INTENSE COMPETITION FROM OTHER SYSTEM INTEGRATORS AND OTHER ENERGY GENERATION PRODUCTS. IF WE FAIL TO COMPETE EFFECTIVELY, WE MAY BE UNABLE TO INCREASE OUR MARKET SHARE AND SALES.

The mainstream power generation market and related product sectors are well established and we are competing with power generation from more traditional process that can generate power at lower costs than most renewable or environmentally driven processes. Further, within the renewable power generation and technologies markets we face competition from other methods of producing renewable or environmentally positive power. Then, the solar power market itself is intensely competitive and rapidly evolving. Our competitors have established market positions more prominent than ours, and if we fail to attract and retain customers, we may be unable to achieve sales and market share. There are a number of major multi-national corporations that provide solar installation services such as REC, Solar City and Sunpower Corporation. Established integrators are growing and consolidating, including GoSolar, Sunwize, Sunenergy and Real Good Solar and we expect that future competition will include new entrants to the solar power market.  Further, many of our competitors are developing and are currently providing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

Some of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater sizes in some cases provides them with competitive advantages with respect to manufacturing costs and the ability to allocate fixed costs across a greater volume of production and purchase raw materials at lower prices. They also have far greater name recognition, an established distribution network and an installed base of customers. In addition, many of our competitors have well-established relationships with current and potential resellers, which have extensive knowledge of our target markets. As a result, our competitors will be able to devote greater resources to the research, development, promotion and sale of their products and may be able to respond more quickly to evolving industry standards and changing customer requirements than we can.

WE HAVE CHOSEN TO BECOME A REPORTING COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“1934 ACT”) IN COMPLIANCE WITH GOVERNANCE AND ACCOUNTING REQUIREMENTS WILL BE EXPENSIVE AND WE MAY NOT BE ABLE TO ABSORB SUCH COSTS.

We may incur significant costs associated by our becoming a company under the 1934 Act for reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company, which will negatively affect our business operations.

THE LIMITED PUBLIC COMPANY EXPERIENCE OF OUR MANAGEMENT TEAM MAY ADVERSELY IMPACT OUR ABILITY TO COMPLY WITH THE REPORTING REQUIREMENTS OF U.S. SECURITIES LAWS.

We have elected to become a reporting company under the Act of 1934.  Our management team has limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including the establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements, which may be necessary in the future to maintain our public company status.  If we were to fail to fulfill those obligations, our ability to continue as a public company would be in jeopardy.

RISKS RELATED TO THE OWNERSHIP OF OUR SECURITIES AND RISKS RELATED TO THIS OFFERING.

WE MAY NEVER PAY ANY DIVIDENDS TO SHAREHOLDERS.

We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

OUR CONTROLLING SECURITY HOLDERS MAY TAKE ACTIONS THAT CONFLICT WITH YOUR INTERESTS.

Mr. Charles O’Dowd, President and Wayne Marx, Secretary, own collectively more than 20% of our capital stock rights. In this case, these two persons will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and they will have significant control over our management and policies.  Charles O’Dowd, along with Wayne Marx, would be able to exercise control over the company.

The directors elected by our controlling security holders will be able to significantly influence decisions affecting our capital structure.  This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other security holders to approve transactions that they may deem to be in their best interest.  For example, our controlling security holders will be able to control the sale or other disposition of our operating businesses and subsidiaries to another entity.

OUR COMMON STOCK IS CONSIDERED PENNY STOCKS, WHICH MAY BE SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the FINRA system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

THERE IS NO ASSURANCE OF A PUBLIC MARKET ON A RECOGNIZED EXCHANGE. THEREFORE, YOU MAY BE UNABLE TO LIQUIDATE YOUR INVESTMENT IN OUR STOCK.

There is a limited established public trading market for our common stock.  On July 31, 2015,   we began trading on the OTC Pink Market.  For the nine month period prior thereto, we traded on the grey market while FINRA reviewed the application of a market maker to enable our Company to move up in trading status.  There can be no assurance that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.  We intend to make application for the OTCQB Market shortly.  There is no assurance this application will be approved.

WE ARE AN “EMERGING GROWTH COMPANY” AND WE CANNOT BE CERTAIN IF THE REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES WILL MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions.  If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Unless the Jumpstart Our Business Startups Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies.  We have irrevocably elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

WE ARE SELLING THIS PRIMARY OFFERING WITHOUT AN UNDERWRITER AND MAY BE UNABLE TO SELL ANY UNITS.

This Primary Offering is self-underwritten, that is, we may not engage the services of an underwriter to sell the shares included therein.  We intend to sell the Primary Offering through our President, Chief Executive Officer and staff, who will receive no commissions or other remuneration from any sales made hereunder.  They will offer the shares issued thereby to friends, family members, and business associates; however, there is no guarantee that they will be able to sell any of such Shares.  Unless they are successful in selling all of these shares and we receive the maximum amount of proceeds from this Primary Offering, we may have to seek alternative financing to implement our plan of operations.

WE MAY HAVE DIFFICULTY SELLING SHARES UNDER OUR PRIMARY OFFERING BECAUSE THE SELLING SHAREHOLDERS ARE CONCURRENTLY OFFERING THEIR SHARES UNDER THE SECONDARY OFFERING.

 We may have difficulty selling shares under our Primary Offering because we may be competing with the selling security holders who are concurrently offering their shares under the Secondary Offering.  In the event that our common shares are quoted on the OTC Bulletin Board or OTCQB, the selling security holders will not be required to sell their shares at a fixed price of $0.00 per share.  Accordingly, the selling security holders may reduce the price of their shares which may hinder our ability to sell any shares under the Primary Offering.

THE OFFERING

Shares offered by us	10,000,000 shares at$0.50 per share

Shares offered by the selling shareholders	25,618,322 shares at $0.50 value per share

Shares to be outstanding	35,180,030 shares $0.001 par value per share after offering if all shares sold

Use of Proceeds	We estimate that the net proceeds to the Company from this offering, after deducting the $750,000 estimated offering expenses, will be approximately $4,250,000.

We intend to use the net proceeds of this offering as follows: (i) expansion and (ii) the balance for general corporate purposes, which may include working capital, capital expenditures and the acquisition of assets, technologies or companies complementary to our business. We will not receive any of the proceeds from the sale of shares by the selling shareholders nor do we know how many of these shares will be sold.

Dividend policy	We do not intend to pay dividends on our shares for the foreseeable future following this offering.

Risk Factors	Investing in our shares involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our shares in “Risk Factors” beginning on page 6.

OTCBB symbol	“ABCE”

SUMMARY FINANCIAL INFORMATION

The following table summarizes our financial data. We have derived the summary and the consolidated balance sheet data as of December 31, 2014, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the three months ended March 31, 2015 and the consolidated balance sheet data as of March 31, 2015 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The March 31, 2015 balance sheet and statement of operations have been reviewed by our PCOAB accountants. In the opinion of management, the summary financial information as of March 31, 2015 and for the three months ended March 31, 2015 (consisting only of normal recurring adjustments) that are necessary to state fairly the results of operations for such interim period. We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). Our historical results are not necessarily indicative of the results that should be expected in the future. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

ABCO Energy, Inc. Consolidated Condensed Balance Sheets	As of March 31,	As of December 31,
	2015	2014	2013	2012
ASSETS
Current Assets	190,540	239,055	$211,950	$365,668
Fixed Assets	53,534	57,800	35,203	50,589
Other Assets	20,382	20,528	26,902	28665
Total Assets	$264,456	$317,383	$274,055	$444,922

LIABILITIES & STOCKHOLDERS' EQUITY
Total Liabilities	$544,414	$508,034	$176,600	$143,668
Common Stock	24,585	23,695	17,768	20,066
Additional Paid In Capital in excess of par	1,638,476	1,587,674	1,244,520	819,437
Accumulated Deficit	(1,943,019)	(1,802,020)	(1,164,833)	(538,249)
Total Stockholders’ Equity	(279,958)	(190,651)	97,455	301,254
Total Liabilities and Stockholders’ Equity	$264,456	$317,383	$274,055	$444,922

ABCO Energy, Inc.	For the Three Months Ended March 31,	As of December 31
Consolidated Statements of Operations	2015	2014	2013	2012
Revenue	$144,472	$1,315,660	$823,147	$2,361,588
Cost of Sales	120,708	1,081,347	776,853	1,986,150
Gross Margin	23,764	234,313	46,294	375,438
Operating Expenses	154,531	837,862	667,955	535,866
Other Expenses	10,232	33,638	4,923	3,691
Net Loss for the period	$(140,999)	$(637,187)	$(626,584)	$(164,119)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this registration statement are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

USE OF PROCEEDS

We expect to receive total estimated net proceeds, after deducting estimated offering expenses, of approximately $______ from the offering, based on the $___ per share set forth on the cover page of this prospectus. Such offering expenses are primarily accounting and legal. There are no special relationships or special fee arrangements between the Company and these consultants respecting this offering or otherwise.

One of the principal reasons for this offering is to provide our existing shareholders with liquidity through participation in this offering and for listing our shares for trading on the OTCQB. In addition, the availability of a significant portion of the net proceeds to be used for general corporate purposes will allow us to respond to unexpected changes in our business more effectively.

We intend to use $500,000 thousand of the net proceeds to the Company of this offering to expand operations and the balance for general corporate purposes, which may include working capital and capital expenditures. We may also use a portion of the net proceeds to acquire assets, technologies or companies complementary to our business strategy and to capitalize on business opportunities. At this time, we have not identified any such specific assets, or companies. Prior to their application, we intend to invest the net proceeds to us in cash-equivalents and highly liquid short-term investment-grade securities or deposits. Our management will have broad discretion over the uses of the net proceeds to us in this offering.

We will not receive any of the net proceeds from the sale of shares by the selling shareholders in this offering. For information on the selling shareholders, see “Principal and Selling Shareholders.” In the aggregate, the selling shareholders will receive an unknown amount of cash from the gross proceeds of this offering prior to deducting estimated offering expenses payable by the selling shareholders.

DIVIDEND POLICY

We have never paid or declared any dividends on our shares.  Moreover, even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business.  Any decision to declare and pay dividends in the future will be made pursuant to a resolution by our board of directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and general meeting of shareholders may deem relevant.

DILUTION

“Dilution” represents the difference between the offering price of the shares of common stock and the net tangible book value per share of common stock immediately after completion of the offering. “Net tangible book value” is the amount that results from subtracting total liabilities from total tangible assets. As of March 31, 2015, our Company had a negative book value of $(279,958) which represents approximately $.01 per share. This is due in part to shares of common stock issued to our founders and other current shareholders, totaling 25,152,530 shares as of July 15, 2015.

Please refer to the section entitled “Interest of Management and others in Certain Transactions” for more information.  Assuming all shares offered are sold at an assumed  offering price of $.50 , and in effect we receive the maximum estimated proceeds of this offering investors our total shareholders’ equity will be approximately $3,970,042 and our net book value will be approximately $.11 per share. Therefore, any investor will incur an immediate dilution of approximately $.39 per share.  Our present shareholders will receive an increase of $.12. This will result in a1200% increase for 100% of offering   If 10% of the offering is sold, any investor will incur an immediate dilution of approximately $.46 per share.  Our present shareholders will receive an increase of $.05.  This will result in a 92% increase for 10% of the offering.  The following table illustrates the dilution to the purchaser of the common stock in this offering assuming the maximum proceeds or the minimum proceeds are raised and that the total outstanding shares at July 31, 2015, was 25,152,530 shares.

	For 100%		For 10%
Description	No. of Shares	Amount for 100%	No. of Shares	Amount for 10%
Book Value Calculation:
Net stockholders’ equity at June 30, 2014 (Shares as of August 31, 2014)	25,152,530	-279,958	25,152,530	-279,958
Offering amount	10,000,000	5,000,000	1,000,000	500,000
Offering expenses		750,000		75,000
Book value after offering		3,970,042		145,042
Total shares	35,152,530		26,152,530

Offering Price Per Share		$0.50		$0.50
Book value before Offering (Per Share)		$-0.01		$-0.01
Book value after Offering (Per Share)		$0.11		$0.01
Increase per share attributable to New Stockholders		$0.13		$0.04
Dilution in offering price based upon new book value per share		$(0.37)		$(0.46)
Dilution as percentage of purchase price		.74%		(92%)

Officers and Directors acquired 5,000,000 shares from provision of services or cash investment or both when the Company was founded.  Mr. O’Dowd, President and Director, acquired his 4,000,000 shares for $4,000 and has a cost per share of $.001 which was par value.  Mr. O’Dowd, was a founder of the Company.  Mr. Marx, Director, purchased his 1,000,000 shares for $50,000 and this calculates to be $0.05 per share.  These prices of $0.001 and $0.05 per share paid by insiders are substantially less than current investors who will pay $.50 per share in this offering.  After completion of 100% of the offering Company officers, directors, promoters and affiliated persons will own 14% of the outstanding shares as opposed to 86% by the investors in this offering. After completion of 10% of the offering, Company officers, directors, promoters and affiliated persons will own 19% of the outstanding shares as opposed to 81% by the investors after this offering.

DETERMINATION OF OFFERING PRICE

The Company and the selling shareholders will sell our shares at prevailing market prices or privately negotiated prices.  Each of the selling shareholders , any broker-dealers, and any broker-dealer executing sell orders on behalf of the selling shareholders, may be deemed to be an “underwriter” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”).

PLAN OF DISTRIBUTION

We are offering 10,000,000 shares of our common stock for sale by the Company.  We will receive all of the proceeds from the sale of the shares by the Company.  We will receive no proceeds from the sale of shares by the Selling Shareholders.  The Company has set an offering price for these securities of $__ per share, with minimum number of shares to be offered per investor of 10,000 shares.

The Company may also sell shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal.  Any broker or dealer participating as agent in such transactions may receive a commission from the Company or, if they act as agent for the purchaser of such common stock, a commission from the purchaser.  The Company will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the Company to sell a specified number of shares at a stipulated price of $__ per share and, to the extent such broker or dealer is unable to do so acting as agent for the Company, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker’s or dealer’s commitment to the selling security holder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices of $__, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.

The selling stockholder has advised us that the sale or distribution of our common stock owned by the selling stockholder may be sold or transferred directly to purchasers by the selling stockholder as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our shares of common stock are quoted or (ii) in transactions otherwise than on the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholder or by agreement between the selling stockholder and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholder effects such transactions by selling their shares of common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

This offering will commence promptly following qualification in the following states: Nevada, New York, California, Illinois, Colorado, Arizona, New Jersey and Wisconsin.  Approvals are pending in these and other states.

If, after the date of this Prospectus, the Company enters into an agreement to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file an amendment to the offering statement. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the Registration Statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department.

We are bearing all costs relating to the preparation of the Registration Statement under Securities Act of 1933, as amended, which are estimated at $200,000 inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses of which the Company has paid approximately 90% as of June 30, 2015.   In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale by ABCO.  No exemptions will be relied upon for qualification

We are paying the expenses of the offering because we may seek to enable our common stock to be traded on the OTCQB.   We believe that the development of a public market in our common stock if our common stock is approved for trading on the OTCQB. In order for the company to be quoted on the OTCQB a market maker must file an application on the Company’s behalf in order to make a market for our common stock and that there is no guarantee that the company will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

In addition and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Offering Statement is effective.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. We will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTCQB should increase our ability to raise these additional funds from investors.

DESCRIPTION OF BUSINESS

OVERALL STRATEGIC DIRECTION

The Company is in the Photo Voltaic (PV) solar systems industry and is an electrical product and services supplier.  The Company plans to build out a network of operations in major cities in the USA in order to establish a national base of PV suppliers, lighting suppliers and electrical service operations centers.  This combination of services, solar and electric, provides the company with a solid base in the standard electrical services business and a solid base in the growth markets of solar systems industry.

OVERVIEW

As of June 30, 2015, we operated in three locations in Arizona. The Company plan is to expand to more locations in North America in the next year as funding becomes available. We believe that the solar and energy efficiency business functions better if the employees are local individuals working and selling in their own community. Our customers have indicated a preference for dealing with local firms and we will continue our focus on company-owned integrated product and services offices. Once a local firm is established, growth tends to come from experience, quality and name recognition. We remain committed to high quality operations.

Our operating results three months ended March 30, 2015 and 2014 and our audited statements for the years ended December 31, 2014 and 2013 are presented below with major category details of revenue and expense including the components of operating expenses.

DESCRIPTION OF PRODUCTS

ABCO sells and installs Solar Photovoltaic electric systems that allow the customer to produce their own power on their residence or business property.  These products, installed by our crews, are purchased from both USA and offshore manufacturers. We have available and utilize many suppliers of US manufactured solar products from such companies as Sunpower, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers.  In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.  ABCO offers solar leasing and long term financing programs from UP solar, Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

ABCO also sells and installs energy efficient lighting products, solar powered street lights and lighting accessories.  ABCO contracts directly with manufacturers to purchase its lighting products which are sold to residential and commercial customers.

ABCO has Arizona statewide approval as a registered electrical services and solar products installer.  Our license is ROC 258378 electrical and we are fully licensed to offer commercial and residential electrical services and solar.     We have operated in New York State and completed projects through the use of contractors licensed in New York.  We have a New York business license, we are incorporated in New York and we intend to continue to do business in this state.  As in all states, we will comply with all licensing requirements of those jurisdictions.

AEFC is a wholly owned subsidiary of ABCO Energy.  AEFC provides funding for leases of photovoltaic systems.  AEFC finances its leases from cash payments from its own cash or from single payments or long term leases from lessees.  Long term leases recorded on the consolidated financial statements were $13,147 and $13,293 at March 31, 2015 and December 31, 2014 respectively. The aggregate total of leases receivable over the entire term including inputted interest at 8% internal rate of return is approximately $37,619 and $40,897 at March 31, 2015 and December 31, 2014 respectively.

COMPETITION

The solar power market itself is intensely competitive and rapidly evolving.  Price and available financing are the principal methods of competition in the industry.  Based upon these two criteria, our position in the industry is relatively small.  There is no competitive data available to us in our competitive position within the industry.  Our competitors have established market positions more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network, we may be unable to achieve sales and market share.  There are a number of major multi-national corporations that produce solar power products, including, Suntech, Sunpower, First Solar, Kyocera, Sharp, GE, Mitsubishi, Solar World AG and Sanyo.  Also established integrators are growing and consolidating, including GoSolar, Sunwize, Sunenergy and Real Good Solar and we expect that future competition will include new entrants to the solar power market.  Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

COMPETITIVE ADVANTAGES

The Company believes that its key competitive advantages are:

1.	The ability to make decisions and use management’s many years of business experience to make the right decisions.
2.	Experience with National expansion programs by management.
3.	Experience with management of employee operated facilities from a central management office.
4.	Experience with multi-media promotional program for name recognition and product awareness.
5.	Alternative energy is a fast growing and popular industry that relates well to customers and current or future shareholders that recognize the market, products and business focus.

ADVANTAGES OF COMPETITORS OVER US

The Company believes the following are advantages of Competitors over us.

1.	Lager competitors have more capital.
2.	Larger companies have more experience in the market.
3.	Larger companies will get the larger contracts because of the level of experience.
4.	We have the same products but must pay more because of volume. This will be a price consideration in bidding competition.
5.	We are a small company that may not be able to compete because we do not have experience or working capital adequate to compete with other companies.

CURRENT BUSINESS FOCUS

We believe that we have developed very good promotional material and advertising products.  We have developed the key messages and promotional pieces that are relevant to our business and inexpensive to produce.   We have built an informative and interactive web site that will allow people to assess their requirements and partially build and price a system, much like the automobile dealers utilize. Additional sales promotion will increase when we have secured outside financing or increased sales through direct sales efforts. Readers should review our website at www.abcosolar.com. We have established a direct sales force to sell to Government agencies including State, Local and Federal resources and a separate division to call on the many American Indian governments in the US. This allows us to quote with our specifications, products and services on Requests for Proposals (RFP’s) that are issued by the Government Services Agency (GSA), Bureau of Indian Affairs (BIA) and other agencies. We have found that a large number of projects are not known to the general public and most contractors because governmental agencies do not widely advertise their projects.  By departmentalizing this opportunity, we get more information on projects than is available in the normal course of business.

ABCO will not manufacture its solar voltaic (PV) products. We will continue to be a sales and installation contractor with plans to enter the markets of major US and international cities. We will sell and use commercial off the shelf components. Initially this will include the solar panels and LED lighting products purchased to our specification. A strong alliance with a well-respected distributor will be the most conservative decision for the company at this time.

ABCO will contract directly with manufacturers for it Solar Street Light products and will sell, install and maintain these products.  This product is considered to be an American Made product and therefore qualifies for various government funding programs.

Our business and the industry are reliant upon a number of state and federal programs to assist our customers in the acquisition of our products and services.  Such programs are the utility rebates paid directly to customers for wattage installations and the state and federal tax credit programs that allow a percentage of the actual cost of installations to be refunded in the form of tax credits.  Many states have mandated the utilities to collect funds from their customers for the payment of rebates.  All of these programs are listed on the website www.dsireusa.org.

Most of these programs are slated for expiration at differing times in the future.  The federal tax credit of 30% of installation cost will expire at the end of 2016.  We do not know if it will be reduced or extended nor do we know the impacts such actions will have on our business. The customers benefit from the federal and state tax credits which pass through to the owners of the solar systems.  Investors often require the ownership to remain in their hands so that the tax credits can be passed through to them.  This results in a lesser amount to finance and a benefit to the lessee because it lowers the lease payments.  To the extent known, the curtailment or reduction of this tax credit will make a material change in our business and will very likely lower our sales prices and gross margins. Extension of the program or small reductions will probably not have a material effect on sales or gross margins because the suppliers will adjust to the new norm.  We again emphasize, we cannot predict any of the future or the outcome of unknowns. State rebate mandates and state tax credits are variable by state. All of these programs provide incentives for our customers that result in reduced cost.  The price of solar products has also been reduced drastically in the past two years which helping to balance the need for the subsidies.

The State of Arizona subsidies are not material to our programs at this time. Since the State of Arizona offers only $1,000 tax credit per installation and no utility rebates for residential or commercial installations, this amount of credit is not likely to negatively impact our business because it will not materially affect the price of the installation.  This amount currently represents less than 2% of the price of an average residential installation.  The commercial tax credit is 10% of the installation price and capped at $25,000. We have not found this credit to be an adequate incentive for a buyer of a solar project to make a purchase decision and if not available, in our opinion, most sales would not be affected.

CUSTOMER BASE

Referrals are important in any market and time in business makes the customer base grow. No customer represented a significant percentage of the Company’s total revenue in the fiscal year ended December 31, 2014 or 2013.  The company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its customer base.

EXPERIENCED MANAGEMENT

The Company believes that it has experienced management. ABCO’s principal, Charles O’Dowd, has six years of experience in the sales and installation of solar products and more than forty years business experience.  Mr. O’Dowd has the ability and experience to attract and hire experienced and talented individuals to help manage the company.

Mr. Wayne Marx has very little solar experience, but he has been a member of the ABCO Board of Directors for six years.  He also has over 40 years of self-employed business experience   The Company believes that long term business experience is our most valuable management tool.

ABCO has several experienced and long term employees on staff with a number of years of experience in provision of electrical services including lighting and solar installations. The Company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its customer base.

FINANCIAL RESOURCES

ABCO’s development activities since inception have been financially sustained through the sale of equity and capital contribution from shareholders.  We will continue to source capital from the equity and debt markets in order to fund our plans for expansion if we are unable to produce adequate capital from operations.  There is no guarantee that the Company will be able to obtain adequate capital from these sources, or at all.

EMPLOYEES

The Company presently has 10 full-time employees, four (4) in management, and (3) three in sales and the balance are in various labor crew positions. The Company anticipates that it will need to hire additional employees as the business grows. In addition, the Company may expand the size of our Board of Directors in the future.  Mr. O’Dowd devotes full time (40 plus hours) to the affairs of the Company.  No employees are represented by a union and there have not been any work stoppages.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012(“JOBS Act”).   For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 40(t) of the Sarbanes-Oxley Act (“SOX”) and reduced disclosure obligations regarding executive compensation in our periodic reports.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 Billion dollars;
•	the last day of the fiscal year following the fifth anniversary of completion of this offering;
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and
•	The date on which we are deemed to be “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
•
We will qualify as a “large accelerated filer” as of the first day of the first fiscal year after we have (i) more than $700 million in accelerated common equity held by our non-affiliated and (ii) been public for at least 12 months, the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revisited accounting standards.  However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.”  Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We are an “emerging growth company,” as defined in the JOBS Act.  For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to either public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of SOX.  As an “emerging growth company” we are required to report fewer years of selected historical financial data than that reported by other public companies.  We may take advantage of these exemptions until we are no longer an “emerging growth company.”  We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) in which case we would no longer be an “emerging growth company” as of the following December31 (our fiscal year end).  We cannot predict if investors will find our shares less attractive because we may rely on these exemptions.  If some investors find our shares less attractive as a result, there may be less active trading market for our shares and the price of our shares may be more volatile.

SELLING SHAREHOLDERS

The following table presents information regarding the selling shareholders.  A description of our relationship to the selling shareholder and how the selling shareholder acquired the shares to be sold in this offering is detailed in the information immediately following this table.

ABCO Energy, Inc.
Selling shareholder list
Form S1 2015
	Shares				Shares
	Beneficially	Shares to be		Beneficially	to be sold
Selling	Owned before	Sold in the	Selling	Owned after	in the
Stockholder	Offering (1)	Offering	Stockholder	Offering	Offering (1)
Abell, M	40,000	40,000	Harwood, T	40,000	40,000
Aberdour, KR	40,000	40,000	Harwood, T	10,000	10,000
Aberdour, KR	40,000	40,000	Hewlett, P	20,000	20,000
Aberdour, KR	25,000	25,000	Hewlett, P	10,000	10,000
Aberdour, KR	33,000	33,000	Hewlett, P	3,000	3,000
Adams, T	22,000	22,000	Hewlett, P	10,000	10,000
Adams, T	12,500	12,500	Hinton, B	10,000	10,000
Adams, T	35,000	35,000	Holland, N	140,000	140,000
Adams, T	14,285	14,285	Holland, N	110,286	110,286
Adams, T	25,000	25,000	Holland, N	112,858	112,858
Adams, T	15,000	15,000	Holland, N	111,429	111,429
Adams, T	25,000	25,000	Holland, N	186,740	186,740
Adams, T	50,000	50,000	Holland, N	40,000	40,000
Adams, T	40,000	40,000	Holland, N	120,000	120,000
Adams, T	25,000	25,000	Holland, N	200,000	200,000
Adams, T	50,000	50,000	Hopkinson, T	12,000	12,000
Alexander, G	22,727	22,727	Hopkinson, T	10,606	10,606
Alexander, G	30,000	30,000	Hopkinson, T	12,000	12,000
Alexander, G	15,000	15,000	Hopkinson, T	12,000	12,000
Alexander, G	15,000	15,000	Howard, D	40,000	40,000
Andersen, M	15,000	15,000	Hurford, J	25,000	25,000
Andersen, M	25,000	25,000	Hurford, J	12,500	12,500
Andersen, M	15,152	15,152	Hurford, J	15,158	15,158
Andersen, M	15,150	15,150	Hurford, J	20,000	20,000
Andersen, M	20,000	20,000	Hurford, J	20,000	20,000
Andersen, M	16,000	16,000	Hurford, J	40,000	40,000
Andersen, M	25,000	25,000	Hurford, J	22,000	22,000
Andersen, M	25,000	25,000	Hurford, J	25,000	25,000
Andersen, M	16,800	16,800	Hurford, J	25,000	25,000
Andersen, M	15,000	15,000	Keith , F	40,000	40,000
Andersen, M	10,000	10,000	Keith, F	7,000	7,000
Andersen, M	16,800	16,800	Kitching, N	10,000	10,000
Arnott, RDP	10,000	10,000	Kitching, N	10,000	10,000
Arnott, RDP	10,000	10,000	Kitching, N	10,000	10,000

Atkinson, I	40,000	40,000	Kitts, G	7,575	7,575
Atkinson, I	21,212	21,212	Kitts, G	31,500	31,500
Atkinson, I	24,243	24,243	Kitts, G	24,000	24,000
Atkinson, I	20,000	20,000	Lees-Jones D	43,000	43,000
Atkinson, I	54,545	54,545	Lees-Jones D	50,000	50,000
Atkinson, I	32,000	32,000	Lees-Jones, D	62,500	62,500
Bailey, J	10,000	10,000	Lees-Jones, D	135,957	135,957
Baker, G	20,000	20,000	Lees-Jones, D	7,000	7,000
Baker, S	15,000	15,000	Lees-Jones, K	24,400	24,400
Baker, S	15,000	15,000	Machias, L	100,000	100,000
Ballingal, T	4,000	4,000	Magan, M	37,500	37,500
Ballingall, B	20,000	20,000	Malik, R	3,000	3,000
Ballingall, T	20,000	20,000	Marx, W	1,000,000	1,000,000
Barker, P. M	6,000	6,000	Mason, D	15,000	15,000
Barlow, R	200,000	200,000	Mason, D	12,500	12,500
Barrow, T	70,000	70,000	Mason, D	15,000	15,000
Bate, BD	100,000	100,000	Mason, D	5,000	5,000
Bate, BD	25,000	25,000	McCreadie, I S	7,000	7,000
Bate, BD	50,000	50,000	Mcdonald, M	40,000	40,000
Bate, BD	150,000	150,000	Mcdonald, M	7,000	7,000
Bate, BD	20,000	20,000	McDonald, M	12,500	12,500
Bate, BD	30,000	30,000	McDonald, M	7,000	7,000
Billowes, R	15,000	15,000	McDonald, M	40,000	40,000
Billowes, R	15,000	15,000	McDonald, M	40,000	40,000
Blackshaw, T	60,000	60,000	McGuigan, C	20,000	20,000
Blackshaw, T	45,000	45,000	McGuigan, C	20,000	20,000
Blackshaw, T	54,925	54,925	Mead, J	7,000	7,000
Blackshaw, T	20,000	20,000	Mills, E	23,000	23,000
Blackshaw, T	90,000	90,000	Minchin, R	3,750	3,750
Blackshaw, T	50,000	50,000	Minchin, R	3,750	3,750
Blaydon, A	40,000	40,000	Mitchell, E	40,000	40,000
Booth, D	32,000	32,000	Mitchell, O	10,000	10,000
Booth, J	40,000	40,000	Moir, R	12,470	12,470
Bradley, P	12,500	12,500	Moir, R	16,173	16,173
Brittain, L	62,500	62,500	Moir, R	12,470	12,470
Brittain, L	31,750	31,750	Morgan J	30,000	30,000
Brittain, L	45,000	45,000	Morgan, J	20,000	20,000
Brittain, L & B	10,000	10,000	Morgan, J	15,150	15,150
Brittain, LJ	40,000	40,000	Morgan, J	12,121	12,121
Broddle, J	7,000	7,000	Morgan, J	15,150	15,150
Brooks, D	200,000	200,000	Morgan, J	16,000	16,000
Brooks, D	200,000	200,000	Morgan, J	21,200	21,200
Brouard, N	10,000	10,000	Morgan, J	18,649	18,649
Brown, A	3,351	3,351	Morgan, J	15,150	15,150
Brown, A	4,267	4,267	Morgan, J	20,000	20,000
Brown, A	7,500	7,500	Morgan, J	7,500	7,500
Bunn, L	5,000	5,000	Mountainwood, Inc.	120,000	120,000
Bunn, R	10,000	10,000	Mountainwood, Inc.	150,000	150,000

Bunn, R	7,500	7,500	Muir, R	19,000	19,000
Bunn, R	22,725	22,725	Muir, R	6,000	6,000
Bursztyn, R	10,000	10,000	Muir, R	15,700	15,700
Bursztyn, R	40,000	40,000	Odowd, C	4,000,000	4,000,000
Carabajal, A	40,000	40,000	Orr, B	42,857	42,857
Carbajal, A	40,000	40,000	Orr, B	57,143	57,143
Carrington, J	20,000	20,000	Orr, B	58,500	58,500
Carter, AJ	5,000	5,000	Orr, B	50,000	50,000
Colsell, G	3,000	3,000	Orr, B	50,000	50,000
Colsell, G	3,000	3,000	Orr, B	40,000	40,000
Connell, R	20,000	20,000	Orr, B	26,250	26,250
Connell, R	20,000	20,000	Orr, B	15,000	15,000
Cooper, R	7,000	7,000	Orr, B	25,000	25,000
Cooper, R	8,000	8,000	Paekmeyer, G	22,500	22,500
Craig, I	3,000	3,000	Paviour, C	3,450	3,450
Craig, I	3,000	3,000	Pottinger, J	3,050	3,050
Craig, I	27,430	27,430	Pottinger, J	93,662	93,662
Craig, I	3,000	3,000	Pottinger, J	6,754	6,754
Craig, I	27,430	27,430	Pottinger, J	70,000	70,000
Cummings, I	30,000	30,000	Pottinger, J	100,000	100,000
Cummings, I	5,000	5,000	Pottinger, J	68,320	68,320
Cummings, I	10,000	10,000	Pottinger, J	93,662	93,662
Cummings, I	10,000	10,000	Pottinger, J	6,754	6,754
Cummings, I	15,152	15,152	Pottinger, J	45,526	45,526
Cummings, I	34,000	34,000	Pottingger, J	27,046	27,046
Cummings, I	24,000	24,000	Rankin, I	15,000	15,000
Cummings, I	32,850	32,850	Rankin, I	15,000	15,000
Cummings, I	25,000	25,000	Rao, D	40,000	40,000
Dart, S	41,250	41,250	Rao, D	15,152	15,152
Delve, J	30,000	30,000	Rao, D	15,152	15,152
Delve, J	30,000	30,000	Rao, D	30,303	30,303
Domer, LLC	625,000	625,000	Rao, D	50,000	50,000
Dos Santos, A	30,000	30,000	Rea, T	10,000	10,000
Ek, U	36,000	36,000	Reig, F	80,000	80,000
Ek, U	17,500	17,500	Rooney, J	7,000	7,000
Ek, U	25,000	25,000	Rooney, J	35,000	35,000
Ek, U	15,158	15,158	Ruda, F	32,000	32,000
Ek, U	7,000	7,000	Ruiz, A G	26,000	26,000
Ek, U	7,000	7,000	Sanyaolu, R	40,000	40,000
Ek, U	36,000	36,000	Scott R	3,500	3,500
Ek, U	30,000	30,000	Scott R	25,000	25,000
Ek, U	22,000	22,000	Scott R	12,500	12,500
Ekins, GH & AJ	30,000	30,000	Scott R	5,000	5,000
Endersby, A	10,000	10,000	Simon, B	50,000	50,000
Etheridge	19,750	19,750	Simon, B	100,000	100,000
Etheridge, G	3,500	3,500	Smith, D	7,000	7,000
Fleming, J	40,000	40,000	Sutcliffe, B	6,000	6,000
Fleming, J	8,750	8,750	Thoelke, R	110,370	110,370

Fleming, J	15,158	15,158	Thoelke, R	4,133	4,133
Franey, J	10,000	10,000	Thoelke, R	110,033	110,033
Franey, J	15,160	15,160	Thoelke, R	154,255	154,255
Franey, J	20,000	20,000	Thoelke, R	120,000	120,000
Franey, J	40,000	40,000	Thoelke, R	68,000	68,000
Franey, J	10,000	10,000	Thoelke, R	12,000	12,000
Frankiel, A	20,000	20,000	Thoelke, R	271,209	271,209
Frenkiel, A	120,000	120,000	Tickner, E	50,000	50,000
Frenkiel, A	42,858	42,858	Tickner, E	62,500	62,500
Frenkiel, A	42,858	42,858	Tickner, E	362,550	362,550
Frenkiel, A	6,428	6,428	Tickner, E	567,610	567,610
Frenkiel, A	40,000	40,000	Tickner, E	30,303	30,303
Frenkiel, A	2,857	2,857	Tickner, E	196,985	196,985
Frenkiel, A	20,000	20,000	Tickner, E	100,000	100,000
Frenkiel, A	80,000	80,000	Tickner, E	30,052	30,052
Frenkiel, A	200,000	200,000	Tickner, E	6,000	6,000
Frenkiel, A	130,000	130,000	Tickner, E	25,000	25,000
Gale, R	12,500	12,500	Tickner, E	29,000	29,000
Gale, R	60,000	60,000	Tickner, E	40,000	40,000
Gale, R	131,428	131,428	Tickner, E	25,000	25,000
Gale, R	230,000	230,000	Tickner, E	20,000	20,000
Gale, R	228,858	228,858	Tickner, E	25,000	25,000
Gale, R	231,429	231,429	Tickner, E	50,000	50,000
Garsztka, R	17,500	17,500	Tosney, G	7,000	7,000
Garsztka, R	10,000	10,000	Tovar, J	62,500	62,500
Garsztka, R	15,000	15,000	Tovar, J	500,000	500,000
Garsztka, R	106,000	106,000	Tovar, J	187,500	187,500
Garsztka, R	10,600	10,600	Tovar, J	250,000	250,000
Garsztka, R	40,000	40,000	Trotter, D	60,000	60,000
Garsztka, R	22,400	22,400	Trotter, D	60,000	60,000
Garsztka, R	20,000	20,000	Trotter, D	20,000	20,000
Garsztka, R	50,000	50,000	Trotter, D	40,000	40,000
Garsztka, R	80,000	80,000	Trotter, D	100,000	100,000
Garsztka, R	6,560	6,560	Trotter, D	20,000	20,000
Garsztka, R	3,440	3,440	Trotter, D	20,000	20,000
Garsztka, R	10,000	10,000	Trotter, D	20,000	20,000
Garsztka, R	20,000	20,000	Trotter, D	32,600	32,600
Garsztka, R	12,000	12,000	Trotter, D	25,000	25,000
Garsztka, R	16,000	16,000	Trotter, D	50,000	50,000
Garsztka, R	16,000	16,000	Trotter, D	50,000	50,000
Garsztka, R	20,000	20,000	UND, LLC	500,000	500,000
Garsztka, R	25,000	25,000	Villaverde, D	9,090	9,090
Garsztka, R	25,000	25,000	Walker, B	21,400	21,400
Garsztka, R	17,500	17,500	Walker, B	68,182	68,182
Garsztka, R	17,500	17,500	Walker, B	100,000	100,000
Garsztka, R	17,500	17,500	Walker, B	60,000	60,000
Gaw, J	37,500	37,500	Walker, B	30,000	30,000
Gaw, J	30,303	30,303	Walker, B	30,000	30,000

Gaw, J	60,000	60,000	Walker, B	40,000	40,000
Gaw, J	100,000	100,000	Walker, B	38,000	38,000
Gethin, A	62,500	62,500	Walker, B	21,400	21,400
Gethin, A	71,571	71,571	Walker, B	88,000	88,000
Gethin, A	330,000	330,000	Walker, B	50,000	50,000
Gethin, A	46,970	46,970	Walker, B	125,000	125,000
Gethin, A	50,000	50,000	Watson, R	154,348	154,348
Goodband, R	50,000	50,000	Watson, R	30,315	30,315
Goodband, R	143,000	143,000	Watson, R	200,000	200,000
Goodband, R	143,000	143,000	Watson, R	300,000	300,000
Goodband, R	20,000	20,000	Watson, R	300,000	300,000
Goodband, R	60,600	60,600	Watson, R	100,000	100,000
Goodband, R	200,000	200,000	Watson, R	108,696	108,696
Goodband, R	34,000	34,000	Watson, R	108,700	108,700
Goodband, R	25,000	25,000	Watson, R	197,945	197,945
Goodband, R	100,000	100,000	Watson, R	75,000	75,000
Goodband, R	50,000	50,000	Webber, F	50,000	50,000
Greenberg, R	100,000	100,000	Webber, F	50,000	50,000
Gregory, C	50,000	50,000	Winser, C	24,000	24,000
Gregory, C	20,000	20,000	Winser, C	10,000	10,000
Grifol, L	52,500	52,500	Winterburn, R	7,850	7,850
Hadley, M	20,000	20,000	Wood, P	3,000	3,000
Hadley, M	171,000	171,000	Wood, J	30,000	30,000
Hadley, M	33,000	33,000	Wood, J	20,000	20,000
Hadley, M	25,000	25,000	Wood, J	10,000	10,000
Hadley, M	24,000	24,000	Wood, J	27,273	27,273
Hadley, M	64,000	64,000	Wood, J	7,575	7,575
Hadley, M	20,000	20,000	Wood, J	10,000	10,000
Hadley, M	130,000	130,000	Wood, J	10,000	10,000
Hartley, K	15,000	15,000	Wood, J	10,000	10,000
Harvey, F	8,000	8,000	Wood, J	20,000	20,000
Harvey, F	12,045	12,045	Wood, J	20,000	20,000
Harvey, F	6,400	6,400	Wood, J	77,500	77,500
			Wright, B	5,000	5,000
0	9,080,125	9,080,125		16,538,197	16,538,197

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power a with respect to securities.  Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but not treated as outstanding for the purpose of comparing the percentage ownership of any other person.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. This discussion and analysis contains certain statements that are not historical facts, including, among others, those relating to our anticipated financial performance for fiscal 2014 and 2013, cash requirements, and our expected operating office openings. Only statements which are not historical facts are forward-looking and speak only as of the date on which they are made.  Information included in this discussion and analysis includes commentary on company-owned offices and sales volumes. Management believes such sales information is an important measure of our performance, and is useful in assessing consumer acceptance of the ABCO Energy Business Model and the overall health of the Company.  All of our financial information is reported in accordance with U. S. Generally Accepted Accounting Principles (GAAP).  Such financial information should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

OVERVIEW

As of December 31, 2014, we operated in three locations in Arizona. The Company plan is to expand to more locations in North America in the next year. We believe that the solar and energy efficiency business functions better if the employees are local individuals working and selling in their own community.  Our customers have indicated a preference for dealing with local firms and we will continue our focus on company-owned integrated product and services offices. Once a local firm is established, growth tends to come from experience, quality and name recognition.  This will result in larger contracting jobs, statewide expansion and growth in revenue.  We remain committed to high quality operations.

Our operating results for the years ended December 31, 2014 and 2013 are presented below with major category details of revenue and expense including the components of operating expenses.

SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the reporting period and there are none to report.

FISCAL YEAR ENDED DECEMBER 31, 2014 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2013

Sales increased by $492,513 or 60% from 2013 to $1,315,660 in 2014 from $823,147 in 2013. Increased advertising, added sales persons and improvement in the solar market contributed to our increase in sales for 2014.

Cost of sales increased by $304,494, or 39%, to $1,081,347 in 2014 from $776,853 in 2013 due primarily to increase in sales, reduction in prices in the market place and extreme competition from installers and the finance markets. The Company also changed its focus from residential installs to a commercial focus in order to meet changes in the market. Gross margin as a percentage of total sales increased to 18% in 2014 from 6% in 2013, primarily due to more efficient production and a sales mix shift to the higher profit and commercial market emphasis.

General and administrative expenses increased by $169,907, or 25%, to $837,862 in 2014 from $667,955 in 2013 due primarily to sales force additions, high cost of becoming a full reporting public company and advertising expenses in 2014. The increase in operating expenses as a percentage of sales was primarily due to higher cost of sales persons and for fixed operating costs.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity and capital requirements have been for carrying cost of accounts receivable and inventory during and after completion of contracts. This process can easily exceed 90 days and requires the contractor to pay all or most of the cost of the project without assistance from suppliers. Our working capital at December 31, 2014 was $(252,458) and it was $35,350 at December 31, 2013. This decrease of $287,808 was primarily funded by our private equity offerings and was negatively affected by inventory increases and accounts receivable increases for the year ended December 31, 2014. We were unable to raise as much capital from investors during 2014 which also resulted in less working capital available.  Bank financing has not been available to the Company. Our supplier lines of credit have increased by $276,605 or 235% in this period due to our working capital and credit experience, however our accounts payable are significantly higher.

ABCO Energy has very little contracted lease obligations or long term debt. Our long term debt totaled $54,829 at December 31, 2014 and $ 0 at December 31, 2013.  The company owed Officers and Directors $60,000 and $60,000 respectively on demand notes.

STATEMENTS OF CASH FLOWS

During the years ended December 31, 2014 and 2013 our net cash provided by operating activities was $(449,658) and $(359,377) respectively. Net cash provided by operating activities in the period ended December 31, 2014 consisted primarily of net loss from operations adjusted for non-cash expenses and a decrease in accounts payable and accrued expenses.

Net cash used in investing activities for the years ended December 31, 2014 and 2013 was $(21,305) and $1,477 respectively due to acquisitions of equipment and deposits on leased real estate. Net cash provided by financing activities for the years ended December 31, 2014 and 2013 was $403,910 and $428,785 respectively. Net cash provided by financing activities for 2014 and 2013 resulted primarily from the issuance of common stock. Cash flows from Financing Activities were reduced by legal and other costs of the SEC filing of Form 10, FINRA applications and other offering expenses that aggregated a total of $28,000.

Since our inception on August 8, 2008 through December 31, 2013 we have incurred net operating losses of ($1,802,020). Our cash and cash equivalent balances were $25,104 and $92,157 for the period ended December 31, 2014 and 2013 respectively. At December 31, 2014 we had total liabilities of $508,034 as opposed to $176,600 at December 31, 2013.

We plan to satisfy our future cash requirements – primarily the working capital required for the marketing of our services and to offset legal and accounting fees – by additional financing. This will likely be in the form of future debt or equity financing.  Based on our current operating plan, we have sufficient working capital to sustain operations for the short term if we do not expand our business. We will not however, be able to reach our goals and projections for multistate expansion without a cash infusion. We expect that our revenue will increase at a steady pace and that this volume of business will result in profitable operations in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS – OVERVIEW

THREE MONTHS ENDED MARCH 31, 2015 COMPARED TO THREE MONTHS ENDED MARCH 31, 2014.

Our discussion of operating results for the three months ended March 31, 2015 and March 31, 2014 are presented below with major category details of revenue and expense including the components of operating expenses.

Sales consist of photovoltaic products, LED lighting products and installation during both periods for the three months ended March 31, 2015 and for the three months ended March 31, 2014. We have also sold a number of our proprietary LED solar street lights and revenue from this project was recorded during the current period.

Sales for the three months ended March 31, 2015 were $144,472 as compared to $255,773 for the same three months in 2014.  This is a reduction of $111,301 or 44% from the 2014 sales. The majority of the 2014 reduction is the result of declining residential solar sales during the quarter from seasonal adjustments.  The Solar sales revenue in 2015 and 2014 reflected changing market conditions in the financing of solar installations and a reduction in utility incentives offered to residential and commercial buyers.  When the utilities in Arizona cancelled or substantially reduced the rebate programs, the financing or leasing companies were able to reduce the financial requirements by accepting the rebates as partial payments were no longer able to make loans or lease that required no money down or longer terms for their finance products.  This severally reduced the opportunities for sales and reduced gross margins substantially.  Without available financing, the sales of solar products became even more difficult.  We are not aware of any trends that may have a similar affect or a similar negative affect on the market as happened in Arizona during 2015 and 2014. The prices of solar products were reduced in 2015 and 2014 to offset the reduction or elimination of rebates and the market has recovered from this time.  ABCO has worked diligently to overcome these changes by focusing on large commercial applications and the increased interest of business and government in the LED lighting contracts.

Cost of sales was 84% of revenues in 2015 and 54% of revenues in 2014.   Gross margins were 16% of revenue in 2015 and 46% of revenue for the three month of 2014.  During 2014 the prices of solar products had not yet been reduced by suppliers to compensate for the previously discussed market conditions.  This resulted in higher product prices as a percentage of product sales and had a negative effect on gross margins. During 2015 and 2014 we have been offering new products and have found our entry market prices with some LED product lines have been reduced to gain market share and our gross profit reflects this decision.  We feel that we have made progress in entering the LED markets and that our gross margins will improve in the future.

Total selling, general and administrative expenses were 107% of revenues in 2015 and 69% of revenues for the same period in 2014.  Net loss for the three months period ended March 31, 2015 was $140,999 as compared to the net loss of $60,502 for the same three month period ended March 31, 2014.  Our operating expenses for this period were lower than the comparative period in 2014.  This combination of factors increased the operating loss for the period ending March 31, 2015 as compared to March 31, 2014. Since our year to date revenues is lower than the previous year, this resulted in higher operating expenses as a percentage of total revenue.

As noted in previous paragraphs discussing market conditions, ABCO could not finish its backlog of work and expand into the markets of LED lights and commercial solar markets without maintaining staff, facilities and sales expenses.  When sales revenues fall, and expenses are not reduced in equal amounts or percentages, the result is an increase of the percentage of operating expenses to sales revenue.  Operating expenses for the two periods increased to accommodate our expansion of sales programs, but not in the same ratio as the reduction in sales. ABCO chose to maintain a level of expenses that would not cripple the Company’s future.

STATEMENTS OF CASH FLOWS - DESCRIPTION OF STATEMENT

In financial accounting, the cash flow statement also known as a statement of cash flows is a financial statement that shows how changes in balance sheet accounts and income affect cash and cash equivalents, and breaks the analysis down to operating, investing and financing activities. Essentially, the cash flow statement is concerned with the flow of cash in and out of the business. The statement captures both the current operating results and the accompanying changes in the balance sheet.  As an analytical tool, the statement of cash flows is useful in determining the short-term viability of a company, particularly its ability to pay bills.

The cash flow statement reflects a firm's liquidity.
The balance sheet is a snapshot of a firm's financial resources and obligations at a single point in time.
The income statement summarizes a firm's financial transactions over an interval of time.

These last two financial statements reflect the accrual basis accounting used by firms to match revenues with the expenses associated with generating those revenues.

The cash flow statement includes only inflows and outflows of cash and cash equivalents; it excludes transactions that do not directly affect cash receipts and payments. These non-cash transactions include depreciation or write-offs on bad debts or credit losses to name a few. The cash flow statement is a cash basis report on three types of financial activities: operating activities, investing activities, and financing activities. Non-cash activities are usually reported in footnotes.

The cash flow statement is intended to:

1.	Provide information on a firm's liquidity and solvency and its ability to change cash flows in future circumstances
2.	Provide additional information for evaluating changes in assets, liabilities and equity
3.	Improve the comparability of different firms' operating performance by eliminating the effects of different accounting methods
4.	Indicate the amount, timing and probability of future cash flows

The cash flow statement has been adopted as a standard financial statement because it eliminates allocations, which might be derived from different accounting methods, such as various timeframes for depreciating fixed assets.

STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

During the Three Months ended March 31, 2015 our net cash used by operating activities was $74,966 and comparatively the net cash used by operating activities in the Three Months ended March 31, 2014 was $186,419.  Net cash used by operating activities in the period ended March 31, 2015 consisted primarily of net losses from operations $140,999 for 2015 as compared to $60,502 for 2014.  Depreciation adjustments were of non-cash expenses were $4,266 and $4,140 for each year respectively.  The Company experienced a decrease in accounts payable of $7,442 and $7,107 for each year respectively.  This is primarily due the company requiring more credit from our suppliers and slower credit payments from the Company during the 2015 and 2014 period.  The corresponding increases in inventory and accounts receivable reflect cash required because of growth in sales during each period.  The decrease in Accounts receivable during the period ended March 31, 2015 reflected the decrease in sales during the period from higher sales in the 2014 prior period.

Net cash provided by investing activities for the Three Months ended March 31,2015 and 2014 was $146 and $226 respectively due to receipt of principal on leases.

Net cash provided by financing activities for the Three Months ended March 31, 2015 and 2014 was $95,514 and $160,009 respectively. Net cash provided by financing activities for 2015 resulted primarily from the sale of common stock, loans from a financial institution and loans from a Director. Cash provided by financing activities during the three months ended March 31, 2014 were primarily from the sale of common stock.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity and capital requirements have been for carrying cost of accounts receivable after completion of contracts.  The industry habitually requires the solar contractor to wait for the utility rebate and in order to be paid for the contracts. This process can easily exceed 90 days and requires the contractor to pay all or most of the cost of the project without assistance from suppliers. Our working capital at March 31, 2015 was $(263,223) and it was $(214,150) at December 31, 2014.  This decrease of $49,073 was primarily caused by losses from operations during the Three Months ended March 31, 2015 and the year ended December 31, 2014. Bank financing has not been available to the Company but we have been able to increase our credit lines with our suppliers because of good credit.  There are no material covenants on our credit lines, normally due in 30 days, since they are standard in the industry and the balances vary on a daily basis.

We have been able to borrow $8,000 from one of our Directors to increase working capital during the first quarter of 2015. There are no existing agreements or arrangement with any Director to provide additional funds to the Company.

PLAN OF OPERATIONS

Based on our current financial position, we cannot anticipate whether we will have sufficient working capital to sustain operations for the next year if we do not raise additional capital.  We will not however, be able to reach our goals and projections for multistate expansion without a cash infusion.   We have been able to raise sufficient capital through the sale of our common shares and we have paid off nearly all of our debt considering that our trade creditors are due in the normal course of business.   Management will not expand the business until adequate working capital is provided.  Our ability to maintain sufficient liquidity is dependent on our ability to attain profitable operations or to raise additional capital. We have no anticipated timeline for obtaining neither additional financing nor the expansion of our business.  We will continue to keep our expenses as low as possible and keep our operations in line with available working capital as long as possible.  There is no guarantee that the Company will be able to obtain adequate capital from any sources, or at all.

PROPERTIES

The Company has paid security deposits on the three rented spaces it occupies for offices and warehouse which total $7,235 on December 31, 2014 and $5,190 on December 31, 2013.

ABCO leased a 1,200 square foot office and warehouse in an industrial park in Phoenix Arizona for a monthly rental of $1,254 which expires on February 28, 2016.  The aggregate total rent due on this lease through expiration is $17,556.

There is no lease on the Williams, Arizona property because this office is located in the office of a Director and no lease has been established.

On May 1, 2014 the Company rented office and warehouse space at 2100 N. Wilmot #211, Tucson, Arizona 85712.  This facility consists of 3,600 square feet and the two year lease has a forward commitment of $51,184 with an option to cancel one third of the rental after June 30, 2015.

The Company considers these facilities adequate for current operations level and for substantial growth in the future.  Additional space is available in the current locations if needed.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name and age of officers and director as of December 31, 2014. Our Executive officers are elected annually by our board of directors.  Our executive officers hold their offices until they resign, are removed by the Board, or his successor is elected and qualified.  Both Mr. O’Dowd and Mr. Marx were members of the Board and Officers prior to the SEA with Energy Conservation Technologies, Inc. and afterward they were reappointed to the Board on the effective day July 1, 2011.

The Company’s Chief Executive Officer, President, and Director Mr. O’Dowd, and Wayne Marx, a Vice President and Director, are “Promoters” within the meaning of Rule 405 of Regulation C in that these individuals were instrumental in founding and organizing ABCO Energy, Inc.

Officer’s Name	Directors Name	Age	Officer’s Position	Appointment date
Charles O’Dowd	Charles O’Dowd	65	CEO, President, Secretary	July 1, 2011
Wayne Marx	Wayne Marx	64	VP, Director	July 1, 2011

The Board of Directors consists of two individuals, Charles O’Dowd, CEO, President, and Director, and Mr. Wayne Marx, VP and Director. The date of appointment above coincides with the date of the SEA with ENYC on July 1, 2011.  Both persons also served as Directors and Officers of the predecessor companies.  Biographies of the Executive Officers and Members of the Board of Directors are set forth below:

Charles O’Dowd, President, Secretary, Director

Mr. O’Dowd has six years of experience in the sales and installation of solar products and has spent the past 40 years in a marketing and sales career in real estate and business brokerage. He is well known in the business community throughout Arizona.  From 1975 to 2003, Mr. O’Dowd worked in the real estate industry as a Broker (residential & commercial), Loan Originator, Sales Manager of a 100 person real estate office, Project Manager (6700 N. Oracle) and Land Developer.  From 2003 through 2009 Mr. O’Dowd was VP of Operations and Director of the Southern Arizona Small Business Association.  He has worked full time for ABCO Energy since 2009.  He is a Graduate of the University of Arizona (BS, Political Science) and served as a City of Tucson Police Officer.  He has previously worked for The Colorado College, Tucson Airport Authority Police, and Arizona Air National Guard.  He has vast personal contacts in our market area and is director of sales and marketing for our company.

Wayne Marx, VP, Director.

Mr. Marx was the founder and owner of “Precision Outdoor Power”, power equipment retail and service provider in Tucson and Williams, Arizona.  Wayne has more than 40 years of business experience, mostly in retail and government services a self-employed individual and has been a provider of equipment to residential commercial and government users throughout his business career.  He has limited experience in the solar industry.  Mr. Marx presently brings a representation to our company for fire and emergency service organizations that he presently serves and has worked with for many years. Mr. Marx is Fire Chief for the Sherwood Forest Estates Fire District and Regional Fire Resource Coordinator for Coconino County Fire Department.  Mr. Marx joined the Fire District as Fire chief in 2003 and is still employed at this position full time.  Mr. Marx does not draw a salary or work as an employee for ABCO Energy at this time and serves as a Vice President without any compensation.

The Directors will hold office until the next annual meeting of the security holders following their election and until their successors have been elected and qualified. The Board of Directors appoints Officers. Officers hold office until the next annual meeting of our Board of Directors following their appointment and until successors have been appointed and qualified.

Family Relationships

There are no family relationships between any of our directors, executive officers or directors.

Involvement in Certain Legal Proceedings

During the past ten years, none of our officers, directors, promoters or control persons has been involved in any legal proceedings as described in Item 401(f) of Regulation S-K.

Code of Ethics

We have a Code of Ethics in place for the company.  The Company seeks advice and counsel from outside experts such as our lawyers and accountants on matters relating to corporate governance and financial reporting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation include an indemnification provision under which we have agreed to indemnify our directors and officers from and against certain claims arising from or related to future acts or omissions as a director or officer of the Company.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of North Bay Resources Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered) we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the Registration Statement for the fiscal years ended December 31, 2013 have been audited by L. L. Bradford.  The audited financial statements for the fiscal year ended December 31, 2014, included herein have been audited by RBSM, LLP.  The reports of L. L. Bradford and RBSM, LLC are included in this prospectus in reliance upon the authority of these firms as experts in accounting and auditing.

VALIDITY OF SECURITIES

The opinion regarding validity of the shares offered herein has been provided by the Law Offices of Brian Simon and has been filed with the Registration Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our securities by (i) each person who is known by us to own beneficially more than five percent (5%) of the outstanding shares of each class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

Name	Title of Securities	Amount owned	Percentage of class
Charles O’Dowd	Common	4,000,000	17%
Wayne Marx	Common	1,000,000	4%
All Officers, Directors and 5% Shareholders - As a Group	Common	5,000,000	2%

AUDIT COMMITTEE

The Audit Committee for the Company currently consists of the two members of the Board which acts in such capacity and will do so for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint a separate Audit Committee.

The Audit Committee will be empowered to make such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the “Board”) the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

COMPENSATION COMMITTEE

The Company does not presently have a Compensation Committee and the Board acts in such capacity and will do so for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint a Compensation Committee.

The Compensation Committee will be authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including salary, stock compensation and bonus compensation to all employees.

NOMINATING COMMITTEE

The Company does not have a Nominating Committee and the full Board acts in such capacity.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 (“1934 Act”) requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Upon our becoming a reporting company under the 1934 Act, those provisions will become applicable to the Company.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth all the remuneration paid to the three highest paid persons who were our Director and Officers for the fiscal years ended December 31, 2014 and December 31, 2013:

Name of individual or identity of group	Year	Capacities in which remuneration was received	Aggregate remuneration all salary	Consulting and Other Compensation	Total Compensation
Charles O’Dowd	2013	President	$52,000	$0	$52,000
Charles O’Dowd	2012	President	$52,000	$0	$52,000

Mr. O’Dowd received an annual salary of  $52,000 per year.  Mr. O’Dowd was employed in January, 2009 and works full time for the Company.

Mr. Marx has not received any compensation for his services to the Board of Directors and no arrangements have been made to do so at this time.  It is anticipated that his remuneration for calendar 2015 will remain the same as fiscal 2014.

There is no family relationship between any of the current officers or directors of the Company.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS; LITIGATION

At present, we do not have employment agreements with any of our Executive officers.  There is no pending litigation or proceeding to which the Company is a party that may materially affect the business or its assets. The Company is not subject to any adverse order, judgment or decrees entered in connection with the offering by the regulatory authorities in each state; by any court; or by the Securities and Exchange Commission.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than as disclosed below, during the last two fiscal years, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 5% of the outstanding common, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

There is a demand note due to Wayne Marx, a Director of the Company, in the principal amount of $60,000 a as of December 31, 2014. This demand note provides for interest at 12% per annum and is unsecured.  The note resulted in an interest charge of $7,940 through the period ended June 30, 2014 and all interest was paid in full through this date.

Any future material transactions and loans will be made or entered into on terms that are no less favorable to the Company that those that can be obtained from unaffiliated third parties.  Any forgiveness of loans must be approved by a majority of the Company’s independent directors who do not have an interest in the transactions and who have access, at the Company’s expense, to Company’s or independent counsel. Until the Company has more than two directors, this policy will not be in effect.

Charles O’Dowd, CEO, President and Director of the Company and Wayne Marx, Vice President and Director of the Company are each “Promoters” as defined in Rule 405 of Regulation C.  In 2009 Mr. O’Dowd received his 4,000,000 shares of Company stock in exchange for services rendered which were valued at $4,000 and Mr. Marx purchased his 1,000,000 shares for cash in 2010.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, consolidated financial condition, or operating results.

On June 5, 2014, the Arizona Superior Court entered a Judgment (“AZ Judgment”) affirming the ruling of the Arizona Corporate Commission (“ACC”) dated March 21, 2013.   The Company has determined that it has no successor liability to Westcap Energy, Inc. (“Westcap”) as there is no judgment or order against the Company with respect to the AZ Judgment or otherwise.

A Notice of Appeal has been filed on behalf of Westcap and the other defendants with the Arizona Court of Appeals. The filing of this Notice does not stay the enforcement of AZ Judgment.  Westcap, under the AZ Judgment, had sixty (60) days from June 5, 2014, to commence the Rescission Offer to the 24 shareholders who are now Company shareholders.  It has been the Company’s opinion that the defense of the legal position of all defendants is in the best interest of all shareholders and therefore has paid legal fees of $17,286 and $23,785 during 2014 and 2013 respectively.

In August of 2014, the ACC refused to allow the Company to voluntarily participate in any rescission pursuant to the AZ Judgment on the grounds the Company was not a party to the ACC action and therefore had no involvement in the rescission requirement.   In light of the ACC refusal to even evaluate rescission documents prepared by the Company, the Company informed the ACC that it will take no further action with respect to the ACC Judgment and the Company has not recorded a liability for the ACC Judgment on its books.  As of the date of this report there have been no changes in the status of this case.

MARKET PRICE OF COMMON STOCK AND RELATED STOCKHOLDER MATTERS

A VERY LIMITED MARKET FOR OUR SHARES

Our shares were listed on the OTC Pink Sheets under the symbol ABCE.   As of July 31, 2015, the shares were last quoted at $0.50 per share. On this date, the Company had approximately 172 shareholders of record.  On July 20, 2013, OTC Markets, Inc. de-listed the shares to the grey market, however, the requirements for upper markets have now been met and ABCO’s  Form 15c211 was declared effective by FINRA on July 31, 2015.

We cannot give any assurance that a market for our shares will ever develop.  In addition, even if a public market for our shares develops, there is no assurance that a secondary public market will be sustained.  We intend to have our common stock again quoted on the OTC Bulletin Board®.  However, there is no assurance that we will be successful in finding a market maker who will be successful at having our shares quoted.  Further, even assuming we do locate such a market maker, it could take several months before the market maker’s listing application, which is required for our shares to trade, is approved.  The OTC Bulletin Board® is maintained by the National Association of Securities Dealers (the NASD, now known as the Financial Industry Regulatory Authority (FINRA)). The securities traded on the Bulletin Board are not listed or traded on the floor of an organized national or regional stock exchange. Instead, these securities transactions are conducted through a telephone and computer network connecting dealers in stocks. Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

Even if our shares are quoted on the OTC Bulletin Board®, a purchaser of our shares may not be able to resell the shares. Broker-dealers may be discouraged from effecting transactions in our shares because they will be considered penny stocks and will be subject to the penny stock rules. Upon becoming a reporting company, Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA brokers-dealers who make a market in a “penny stock.” A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market, assuming one develops.

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Capital Stock

We are authorized to issue an aggregate number of 500,000,000 shares of common capital stock, $0.001 par value per share.

The Corporation is authorized to issue more than one class or series of stock, and the Board of Directors of the corporation, in accordance with Section 78.195 of the General Corporation Law of the State of Nevada, is vested with authority to prescribe the name, price, classes, series, and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions, and relative rights of each class series of stock.  This corporation shall have one or more classes or series of stock that together (a) have voting rights and (b) are entitled to receive the net assets of the corporation upon dissolution.  All shares of stock shall be fully paid and non-assessable.

As of July 31, 2015, there were 25,152,530 shares issued and outstanding at a par value of $0.001 per share.

Each share of common stock shall have one (1) vote per share for all purposes. The holders of a majority of the shares entitled to vote, present in person or represented by proxy shall constitute a quorum at all meetings of our shareholders. Our capital stock does not provide a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our capital stock holders are not entitled to cumulative voting for election of the board of directors.

Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore, as well as any distributions to the security holder.  We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of capital stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of capital stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the capital stock.

Preferred Stock

We are authorized to issue up to 2,857,837 shares of preferred stock.  The preferred stock may be divided into any number of series as our directors may determine from time to time. Our directors are authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly issued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As of the date of this filing, we do not have any preferred shares issued and outstanding.

Dividends

We have not paid any cash dividends to our common stock shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Warrants and Options

There are no outstanding warrants to purchase our securities. There are no outstanding stock options to purchase our securities.

Stock Transfer Agent

Our transfer agent is VStock Transfer, Inc., 18 Lafayette Place, Woodmere, NY 11598, telephone number 212-820-8436.

ABCO ENERGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2015

ABCO ENERGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

ASSETS	March 31, 2015	December 31, 2014
Current Assets
Cash	$45,798	$25,104
Accounts receivable	98,651	164,706
Inventory	46,091	49,245
Total Current Assets	190,540	239,055
Fixed Assets
Vehicles, office furniture & equipment – net of accumulated depreciation	53,534	57,800
Other Assets
Investment in long term leases	13,147	13,293
Security deposits	7,235	7,235
Total Other Assets	20,382	20,528
Total Assets	$264,456	$317,383

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$385,763	$393,205
Current portion of long term debt	82,452	38,308
Notes payable – related parties	68,000	60,000
Total Current Liabilities	536,215	491,513

Long Term Debt- net of current portion	8,199	16,521
Total Liabilities	544,414	508,034

Stockholders’ Deficit
Common stock, 500,000,000 shares authorized, $0.001 par value, 24,584,680 and 23,695,680 outstanding at March 31, 2015 and December 31, 2014 respectively.	24,585	23,695
Additional paid in capital	1,638,476	1,587,674
Accumulated deficit	(1,943,019)	(1,802,020)
Total Stockholders’ Deficit	(279,958)	(190,651)
Total Liabilities and Stockholders’ Deficit	$264,456	$317,383

See accompanying notes to the unaudited condensed consolidated financial statements.

ABCO ENERGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (UNAUDITED)

	For the Three Months Ended
	March 31, 2015	March 31, 2014
Revenues	$144,472	$255,773
Cost of Sales	(120,708)	(138,657)
Gross Profit	23,764	117,116
Operating Expenses:
Selling, General & Administrative	154,531	175,720
Loss from operations	(130,767)	(58,604)
Other expenses
Interest on notes payable	10,232	1,898
Loss before provision for income taxes	(140,999)	(60,502)
Provision for income tax	-	-
Net loss applicable to common shareholders	$(140,999)	$(60,502)
Net loss per share (Basic and fully diluted)	$(0.01)	$(0.01)

Weighted average number of common shares used in the calculation	23,962,500	18,376,895

See accompanying notes to unaudited condensed consolidated financial statements.

ABCO ENERGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

	For The Three Months Ended
	March 31, 2015	March 31, 2014
Cash Flows From Operating Activities:
Net Loss for the period	$(140,999)	$(60,502)
Add back non-cash items -depreciation	4,266	4,140
Adjustments to reconcile net loss to net cash used in operating activities
Accounts receivable	66,055	(98,186)
Inventory	3,154	(24,764)
Accounts payable & accrued expenses	(7,442)	(7,107)
Net cash used in operating activities	(74,966)	(186,419)
Cash Flows From Investing Activities:
Principal payments from long term leases	146	226
Net cash provided by investing activities	146	226
Cash Flows From Financing Activities:
Loans from director	8,000	-
Loans from financial institution - net of payments on principal	35,822	-
Proceeds from common stock issuances – net of expenses $139,669	51,692	160,009
Net cash provided by financing activity	95,514	160,009
Net Increase (Decrease) in cash	20,694	(26,184)
Cash at the Beginning of the Period	25,104	88,518
Cash at the End of the Period	$45,798	$62,334

Supplemental Disclosure:

Cash paid for interest	$10,232	$1,898
Expenses related to common stock issuance	14,500	28,000
Income taxes paid	$-	$-

See accompanying notes to unaudited condensed consolidated financial statements.

ABCO ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(UNAUDITED)

Note 1      Overview and Description of the Company

ABCO Energy, Inc. was organized on July 29, 2004 and operated until July 1, 2011 as Energy Conservation Technologies, Inc. (ENYC).  On July 1, 2011 ENYC entered into a share exchange agreement (SEA) with ABCO Energy and acquired all of the assets of ABCO.  ENYC changed its name to ABCO Energy, Inc. on October 31, 2011.  As a result of the SEA, the outstanding shares of ENYC as of June 30, 2011 were restated in a one for twenty three (1 for 23) reverse division prior to the exchange to approximately 9% of the post-exchange outstanding common shares.

The Company now has 500,000,000 common shares authorized and no preferred shares are currently authorized or issued as of the date of this report.

The Company is in the Photo Voltaic (PV) solar systems industry and is an electrical product and services supplier.  The Company plans to build out a network of operations in major cities in the USA in order to establish a national base of PV suppliers, lighting suppliers and electrical service operations centers.  This combination of services, solar and electric, provides the company with a solid base in the standard electrical services business and a solid base in the growth markets of solar systems industry.

As of March 31, 2015, we operated in three locations in Arizona.  The Company plan is to expand to more locations in North America in the next year as funding becomes available. We believe that the solar and energy efficiency business functions better if the employees are local individuals working and selling in their own community. Our customers have indicated a preference for dealing with local firms and we will continue our focus on company-owned integrated product and services offices. Once a local firm is established, growth tends to come from experience, quality and name recognition. We remain committed to high quality operations.

Description of Products

ABCO sells and installs Solar Photovoltaic electric systems that allow the customer to produce their own power on their residence or business property.  These products, installed by our crews, are purchased from both USA and offshore manufacturers. We have available and utilize many suppliers of US manufactured solar products from such companies as Sunpower, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers.  In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.  ABCO offers solar leasing and long term financing programs from UP solar, Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

ABCO also sells and installs energy efficient lighting products, solar powered street lights and lighting accessories.  ABCO contracts directly with manufacturers to purchase its lighting products which are sold to residential and commercial customers.

ABCO has Arizona statewide approval as a registered electrical services and solar products installer.  Our license is ROC 258378 electrical and we are fully licensed to offer commercial and residential electrical services and solar.     We have operated in State of New York and completed projects through the use of contractors licensed in New York.  We have a New York business license, and we intend to continue to do business in this state.  As in all states, we will comply with all licensing requirements of those jurisdictions.

The ABCO subsidiary, Alternative Energy Finance Corporation, (AEFC) a Wyoming Company provides funding for leases of photovoltaic systems.  AEFC financed its owned leases from its own cash and now arranges financing with funds provided by other lessors.   AEFC has not done any new leases since 2011, but intends to do so as cash becomes available.

Note 2      Summary of significant accounting policies

Critical Accounting Policies and Use of Estimates

These financial statements consist of the consolidated financial positions and results of operations of both the parent, ABCO Energy, Inc. and the subsidiary companies.  In the opinion of Management, all adjustments necessary for a fair statement of results for the fiscal years presented and for the interim period have been included.  These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) generally accepted in the United States of America.

GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets. On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, inventories, adequacy of allowances for doubtful accounts, valuation of long-lived assets, income taxes, equity-based compensation, litigation and warranties.  The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events.

The policies discussed below are considered by management to be critical to an understanding of the Company’s financial statements.  These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent for other sources.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from those estimates.

Cash and Cash Equivalents
There are only cash accounts included in our cash equivalents in these statements.  For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents. There are no short term cash equivalents reported in these financial statements.

Property and Equipment
Property and equipment are to be stated at cost less accumulated depreciation.  Depreciation is recorded on the straight-line and accelerated basis according to IRS guidelines over the estimated useful lives of the assets, which range from three to ten years.  Maintenance and repairs are charged to operations as incurred.

Revenue Recognition
The Company generates revenue from sales of solar products, LED lighting, installation services and leasing fees. During the last three months the company had product sales as follows:

Sales Product and Services Description	Three Months March 31, 2015	Three Months March 31, 2014
Solar PV residential and commercial sales	$126,908	$231,000
Solar thermal residential -commercial		24,470
ABCO LED & energy efficient lighting	17,417
Interest Income	147	303
Total revenue	$144,472	$255,773

The Company recognizes product revenue, net of sales discounts, returns and allowances, in accordance Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) and ASC 605. These statements establish that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable, and collection is considered probable.

Our revenue recognition is recorded on the percentage of completion method for sales and installation revenue and on the accrual basis for fees and interest income.  We recognize and record income when the customer has a legal obligation to pay.  All of our revenue streams are acknowledged by written contracts for any of the revenue we record.  There are no differences between major classes of customers or customized orders.  We record discounts, product returns, rebates and other related accounting issues in the normal business manner and experience very small number of adjustments to our written contractual sales.  There are no post-delivery obligations because warranties are maintained by our suppliers. Our lease fees are earned by providing services to contractors for financing of solar systems.  Normally we will acquire the promissory note (lease) on a leased system that will provide cash flow for up to 20 years.  Interest is recorded on the books when earned on amortized leases.

Accounts Receivable
The Company recognizes revenue upon delivery of product to customers and does not make bill-and-hold sales.   Contracts spanning reporting periods are recorded on the percentage of completion method for recognition of revenue and expenses.  Accounts receivable includes fully completed and partially completed projects and partially billed statements for completed work and product delivery.

Inventory
Inventory is recorded at cost and is managed on a first in first out method.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting.  Deferred taxes represent the future tax return consequences of those differences, which will be taxable either when the assets and liabilities are recovered or settled.  Deferred taxes also are recognized for net operating losses (NOL) that are available to offset future federal income taxes.  Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset and liability accounts.  A deferred tax asset results from the benefit of utilizing the NOL carry-forwards in future years.

Due to the current uncertainty of realizing the benefits of the tax NOL carry-forward, a valuation allowance equal to the tax benefits for the deferred taxes has not been established. The full realization of the tax benefit associated with the carry-forward depends predominately upon the Company's ability to generate taxable income during future periods, which is not assured.

We have adopted FIN 48, Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109 (“FIN48”). FIN 48 clarifies the accounting for uncertainty in tax positions by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. During the periods presented in this report there were no changes in our unrecognized tax benefits.

Fair Values of Financial Instruments
ASC 825 requires the Corporation to disclose estimated fair value for its financial instruments.  Fair value estimates, methods, and assumptions are set forth as follows for the Corporation’s financial instruments.  The carrying amounts of cash, receivables, other current assets, payables, accrued expenses and notes payable are reported at cost but approximate fair value because of the short maturity of those instruments.

Stock-Based Compensation
The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.  The company has no stock based compensation reported in these financial statements. (See note 10)

Effects of Recently Issued Accounting Pronouncements
The Company has reviewed all recently issued accounting pronouncements noting that they do not affect the financial statements.

Per Share Computations
Basic net earnings per share are computed using the weighted-average number of common shares outstanding.  Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and the dilutive potential common shares outstanding during the period.

Reclassification
Certain reclassifications have been made to conform to prior periods’ data to the current presentation. These reclassifications had no effect on reported income.

Note 3      Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. Since its inception, the Company has been engaged substantially in financing activities and developing its business plan and marketing. As a result, the Company incurred accumulated net losses from inception through the period ended March 31, 2015 of $1,943,019.  In addition, the Company's development activities since inception have been financially sustained through capital contributions from shareholders.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock or through debt financing and, ultimately, the achievement of significant operating revenues. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 4      Inventory and work in process

The company records inventory at cost and uses the first in first out method to charge inventory to operations.  Work in process consists of costs recovered and revenue earned on projects on a percentage of completion method for work performed on contracts signed during the Three Months ended March 31, 2015. The total of inventory and work in process was $46,091 as of March 31, 2015 and $49,245 as of December 31, 2014.

Note 5      Security deposits and Long Term Commitments

The Company has paid security deposits on the three rented spaces it occupies for offices and warehouse which total $7,235 on March 31, 2015 and on December 31, 2014.

ABCO lease a 1,200 square foot office and warehouse in an industrial park in Phoenix Arizona for a monthly rental of $1,254 which expires on February 28, 2016.  The aggregate total rent due on this lease through expiration is $21,318.

There is no lease on the Williams, Arizona property because this office is located in the office of a Director and no lease has been established.

On May 1, 2014 the Company rented office and warehouse space at 2100 N. Wilmot #211, Tucson, Arizona 85712.  This facility consists of 3,600 square feet with a monthly rent of $2,862. Two thirds of the space has a two year lease has a forward commitment of $48,654 with an option to cancel one third of the rental after June 30, 2015. ABCO has made the election to cancel one third of the lease as of June 30, 2015.

Note 6      Alternative Energy Finance Corporation (AEFC)

AEFC is a wholly owned subsidiary of ABCO Energy.  AEFC provides funding for leases of photovoltaic systems.  AEFC finances its leases from cash payments from its own cash or from single payments or long term leases from lessees.  Long term leases recorded on the consolidated financial statements were $13,147 and $13,293 at March 31, 2015 and December 31, 2014 respectively. The aggregate total of leases receivable over the entire term including inputted interest at 8% internal rate of return is approximately $37,619 and $40,897 at March 31, 2015 and December 31, 2014 respectively.

 Note 7      Property and equipment

The Company has acquired all of its office and field work equipment with cash payments and financial institution loans. During the Three Months ended March 31, 2015 the company acquired lease hold improvements, office equipment, boom truck, trailer and auto for the sum of $39,180 and financed $15,804 of the acquisitions from loans.  The total fixed assets consist of vehicles, office furniture, tools and various equipment items and the totals are as follows:

Asset	March 31,2015	December 31, 2014
Equipment	$99,987	$99,987
Accumulated depreciation	(46,453)	(42,187)
Net Fixed Assets	$53,534	$57,800

Note 8      Note Payable Officer

Officer’s loans are demand notes  totaling $68,000 as of March 31, 2015 and $60,000 as of December 31, 2014.  The $60,000 note as of December 31, 2014 provides for interest at 12% per annum and is unsecured.  Notes payable to the Director resulted in an interest charge of $1,800 and $7,240 for the period ended March 31, 2015 and December 31, 2014 respectively.

The current period note in the amount of $8,000 as of March 31, 2015 was received in the first quarter of 2015.  The note is a demand note, does not bear interest and is unsecured.

Note 9 Long Term Debt

During the quarter ended March 31, 2015 the Company financed operations with loans from National Funding.  During the prior fiscal year the company borrowed working capital and equipment loans from Ascentium Capital. The following table describes the purpose and terms of the loans.

Schedule of Long term Debt						March 31,2015
Lender	Date of Loan	Original Loan	Purpose	Interest Rate	Term	Current Portion	Long Term Portion
Ascentium Capital	08/27/14	$50,000	Credit Line	24%	18 Months	$33,027	$-
Ascentium Capital	09/01/14	$14,975	Truck loan	9%	36 Months	$4,538	$8,199
National Funding	02/25/15	$50,000	Credit Line	30%	7 Months	$44,887	$-
		$114,975				$82,452	$8,199

This debt is collateralized by the specific asset in the case of the truck loan and both loans are personally guaranteed by the officers of the Company.

Note 10     Stockholder’s Equity

ABCO Energy was incorporated on July 29, 2004.  Its subsidiary and predecessor ABCO Solar, Inc. was incorporated October 8, 2008 and capitalized for the sum of $10,000 and the Founders were issued 10,000,000 restricted common shares for organizational efforts.  The capitalization sum of $10,000 was charged to compensation, common stock and additional paid in capital.  On December 31, 2010 an ABCO director converted a promissory note in the amount of $50,000 into 1,000,000 shares of common stock.  These transactions resulted in total common stock equity of $60,000.

In March 1, 2013 the Company began a third European private placement offering of restricted common stock to non USA citizens only.  The offering consisted of up to 10,000,000 shares of common stock offered at the prices of $.20 to $0.33 USD per share.  As of March 31, 2015, the Company had sold 9,932,773 shares.

During the first quarter of 2015 company sold 889,000 shares of common stock and received gross proceeds of $205,860.  The expenses of offering totaled $139,669.  The net proceeds were used for working capital, corporate expenses, legal fees and public company expenses.

ABCO settled a substantial legal billing for the preparation of the Regulation A offering and its FINRA applications with the issuance of 50,000 shares of restricted common stock.  The shares were recorded at par during the 2014 and resulted in a reduction in legal fees expense and an increase in equity.

On March 18, 2014 the company founder cancelled the original issue 6,000,000 shares to satisfy a requirement for FINRA approval of the company merger, name change and roll back of ENYC shares. Additional shares sold plus this action resulted in the total number of common shares outstanding to be 24,584,680 and 23,695,680 as of March 31, 2015 and December 31, 2014 respectively.

On August 19, 2014 the Company issued an aggregate of 1,100,000 shares to financial consulting entities for services relating to fund raising activities and to law firms for legal fees and expenses incurred for public share registrations and other business related activities.  These shares were issued with the SEC order dated September 11. 2014 declaring effective the offering statement registered pursuant to Regulation A under section 3(b) of the Securities act of 1933, as amended.  The shares were issued to legal consultants for assistance with the Form 10 and the 15c211 filing and for consultants who have assisted in the funding of the Company, as aforesaid. The total issuance was valued at $220,000 for fair market value as negotiated and that amount is charged to additional paid in capital.

Note 11     Other matters

On August 29, 2014 the Securities and Exchange Commission approved the ABCO Energy, Inc. Regulation A offering documents, as amended, so that the Company may offer shares of free trading common stock for capital raising purposes.   Legal fees relating to financing activities, market maker applications with FINRA, blue sky registrations with states and other fund raising expenses were charged to additional paid in capital in the amount $14,500 for the three months ended March 31,2015 and $39,733 during the years ended December 31, 2014.

Note 12    Warranties of the Company

ABCO Energy provides a five and ten year workmanship warranties for installed systems that cover labor and installation matters only.  All installed products are warranted by the manufacturer.  In the last four years of operations, all claims on workmanship have been handled expeditiously and inexpensively by the company.  Management does not consider the warranty as a significant or material risk.

Note 13     Subsequent Events

From April 1, 2015, through current, the Company sold an aggregate of 395,350 shares of restricted common stock with prices ranging from $0.20 to $0.33 and received gross proceeds of $81,465.  Expenses were paid to foreign agents for Regulation S offerings by the Company totaling $52,698.

ABCO  ENERGY, INC.

TABLE OF CONTENTS FOR CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of ABCO Energy Inc.

We have audited the accompanying consolidated balance sheets of ABCO Energy, Inc. (the “Company”) as of December 31, 2014 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ABCO Energy, Inc. as of December 31, 2014 and the results of its operations, stockholders’ equity, and cash flows for the year ended December 31, 2014, in conformity accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM, LLP
RBSM, LLP
Las Vegas, Nevada
June 25, 2015

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of ABCO Energy Inc.

We have audited the accompanying consolidated balance sheet of ABCO Energy, Inc. (the “Company”) as of December 31, 2013, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ABCO Energy, Inc. as of December 31, 2013 and the results of its operations, stockholders’ equity, and cash flows for the year ended December 31, 2013, in conformity accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ L.L. Bradford &Company, LLC

L.L. Bradford & Company, LLC
June 24, 2014
Las Vegas, Nevada

ABCO ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 and 2013

ASSETS	December 31, 2014	December 31, 2013
Current Assets
Cash	$25,104	$92,157
Accounts receivable	164,706	81,418
Inventory	49,245	38,375
Total Current Assets	$239,055	$211,950
Fixed Assets
Vehicles, office furniture & equipment – net of accumulated depreciation	57,800	35,203
Other Assets
Investment in long term leases	13,293	21,712
Security deposits	7,235	5,190
Total Other Assets	20,528	26,902
Total Assets	$317,383	$274,055

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$393,205	$116,600
Current portion of long term debt	38,308	-
Note payable – related party	60,000	60,000
Total Current Liabilities	491,513	176,600

Long term debt, net of current portion	16,521	-
Total Liabilities	508,034	176,600

Stockholders’ Deficit:
Common stock, 500,000,000 shares authorized, $0.001 par value, 23,695,680 and 17,768,574 outstanding at December 31, 2014 and 2013, respectively.	23,695	17,768
Additional paid-in capital	1,587,674	1,244,520
Accumulated deficit	(1,802,020)	(1,164,833)
Total Stockholders’ Deficit	(190,651)	97,455
Total Liabilities and Stockholders’ Deficit	$317,383	$274,055

See accompanying notes to the consolidated financial statements.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Revenues	$1,315,660	$823,147
Cost of Sales	1,081,347	776,853
Gross Profit	234,313	46,294
Operating Expenses:
Selling, General & Administrative	289,167	377,451
Consulting fees	134,355	68,111
Professional and legal fees	95,535	66,665
Salaries and wages, administrative	318,805	155,728
Total operating expenses	837,862	667,955
Loss from operations	(603,549)	(621,661)
Other expenses
Interest on notes payable	33,638	4,923
Loss before provision for income taxes	(637,187)	(626,584)
Provision for income tax	-	-
Net loss applicable to common shareholders	$(637,187)	$(626,584)

Net loss Per Share (Basic and Fully Diluted)	$(0.03)	$(0.03)

Weighted average number of common shares used in the calculation	20,267,052	18,917,104

See accompanying notes to the consolidated financial statements.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE PERIOD ENDING DECEMBER 31, 2012
THROUGH THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional		Total
	Shares	Amount $0.001Par	Paid in Capital	Accumulated Deficit	Stockholders’ Deficit
Balance at December 31, 2012	20,065,634	20,066	819,437	(538,249)	301,254
Common shares issued under private placement offering net of expenses	4,302,940	4,302	464,816	-	469,118
Common shares cancelled	(6,600,000)	(6,600)	-	-	(6,600)
Legal & administrative expense- public offering	-	-	(39,733)	-	(39,733)
Net (loss) for the period	-	-	-	(626,584)	(626,584)
Balance at December 31, 2013	17,768,574	$17,768	$1,244,520	$(1,164,833)	$97,455
Common shares issued under private placement offering net of expenses	5,927,106	5,927	371,154	-	377,081
Legal & administrative expense- public offering	-	-	(28,000)	-	(28,000)
Net (loss) for the period	-	-	-	(637,187)	(637,187)
Balance at December 31, 2014	23,695,680	$23,695	$1,587,674	$(1,802,020)	$(190,651)

See accompanying notes to the consolidated financial statements.

ABCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013

	For The Year Ended December 31, 2014	For The Year Ended December 31, 2013
Cash Flows From Operating Activities:
Net loss for the period	$(637,187)	$(626,584)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	13,538	14,639
Changes in operating assets and liabilities:
Accounts receivable	(83,288)	156,534
Inventory	(10,870)	65,114
Other current assets	(8,456)	(2,012)
Payment of director’s short term debt	-	45,000
Accounts payable & accrued expenses	276,605	(12,068)
Net cash provided ( used for) operating activities	(449,658)	(359,377)
Cash Flows From Investing Activities:
Purchase of vehicles, furniture & equipment	(27,679)	(3,241)
Principal payments on long term leases	8,419	964
Product and lease deposits	(2,045)	800
Net cash provided by (used for) investing activities	(21,305)	(1,477)
Cash Flows From Financing Activities:
Proceeds from long term debt	54,829	-
Proceeds from sale of common stock – net of expenses of $752,212	377,081	468,518
Expenses of public stock offering – Legal and other filing	(28,000)	(39,733)
Net cash provided by financing activity	403,910	428,785
Net increase (decrease) in cash	(67,053)	67,931
Cash, beginning of period	92,157	24,226
Cash, end of period	$25,104	$92,157

Supplemental disclosures of cash flow information:
Cash paid for interest	$33,638	$4,923
Regulation A shares issued as financing fees	220,000	-
Expenses related to financing	28,000	39,733
Cancellation of common shares	$-	$6,600

See accompanying notes to the consolidated financial statements.

ABCO ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013

Note 1 Overview and Description of the Company

ABCO Energy, Inc. was organized on July 29, 2004 and operated until July 1, 2011 as Energy Conservation Technologies, Inc. (ENYC).  On July 1, 2011 ENYC entered into a share exchange agreement (SEA) with ABCO Energy and acquired all of the assets of ABCO.  ENYC changed its name to ABCO Energy, Inc. on October 31, 2011.  As a result of the SEA, the outstanding shares of ENYC as of June 30, 2011 were restated in a one for twenty three (1 for 23) reverse division prior to the exchange to approximately 9% of the post-exchange outstanding common shares.

The Company now has 500,000,000 common shares authorized and no preferred shares are currently authorized or issued as of the date of this report.

The Company is in the Photo Voltaic (PV) solar systems industry and is an electrical product and services supplier.  The Company plans to build out a network of operations in major cities in the USA in order to establish a national base of PV suppliers, lighting suppliers and electrical service operations centers.  This combination of services, solar and electric, provides the company with a solid base in the standard electrical services business and a solid base in the growth markets of solar systems industry.

OVERVIEW

As of December 31, 2014, we operated in three locations in Arizona.  The Company plan is to expand to more locations in North America in the next year as funding becomes available. We believe that the solar and energy efficiency business functions better if the employees are local individuals working and selling in their own community. Our customers have indicated a preference for dealing with local firms and we will continue our focus on company-owned integrated product and services offices. Once a local firm is established, growth tends to come from experience, quality and name recognition. We remain committed to high quality operations.

DESCRIPTION OF PRODUCTS

ABCO sells and installs Solar Photovoltaic electric systems that allow the customer to produce their own power on their residence or business property.  These products, installed by our crews, are purchased from both USA and offshore manufacturers. We have available and utilize many suppliers of US manufactured solar products from such companies as Sunpower, UpSolar, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers.  In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.  ABCO offers solar leasing and long term financing programs from UP solar, Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

ABCO also sells and installs energy efficient lighting products, solar powered street lights and lighting accessories.  ABCO contracts directly with manufacturers to purchase its lighting products which are sold to residential and commercial customers.

ABCO has Arizona statewide approval as a registered electrical services and solar products installer.  Our license is ROC 258378 electrical and we are fully licensed to offer commercial and residential electrical services and solar.

 The ABCO subsidiary, Alternative Energy Finance Corporation, (AEFC) a Wyoming Company provides funding for leases of photovoltaic systems.  AEFC financed its owned leases from its own cash and now arranges financing with funds provided by other lessors.   AEFC has not completed any new leases since 2011, but intends to do so as cash becomes available.

Note 2 Summary of significant accounting policies

Critical Accounting Policies and Use of Estimates

These financial statements consist of the consolidated financial positions and results of operations of both the parent, ABCO Energy, Inc. and the subsidiary companies.  In the opinion of Management, all adjustments necessary for a fair statement of results for the fiscal years presented have been included.  These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) generally accepted in the United States of America.

GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets. On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, inventories, adequacy of allowances for doubtful accounts, valuation of long-lived assets, income taxes, equity-based compensation, litigation and warranties.  The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events.

The policies discussed below are considered by management to be critical to an understanding of the Company’s financial statements.  These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent for other sources.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from those estimates.

Cash and Cash Equivalents
There are only cash accounts included in our cash equivalents in these statements.  For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents. There are no short term cash equivalents reported in these financial statements.

Property and Equipment
Property and equipment are to be stated at cost less accumulated depreciation.  Depreciation is recorded on the straight-line basis according to IRS guidelines over the estimated useful lives of the assets, which range from three to ten years.  Maintenance and repairs are charged to operations as incurred.

Revenue Recognition
The Company generates revenue from sales of solar products, LED lighting, installation services and leasing fees. During the last fiscal year the company had product sales as follows:

Sales Product and Services Description	2014		2013
Solar PV residential and commercial sales	$1,160,296	88%	$471,585	57%
Solar thermal residential -commercial	11,112	1%	92,611	11%
ABCO LED & energy efficient lighting	143,783	11%	256,435	31%
Interest Income	469	-	2,516	1%
Total revenue	$1,315,660	100%	$823,147	100%

The Company recognizes product revenue, net of sales discounts, returns and allowances, in accordance Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) and ASC 605. These statements establish that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable, and collection is considered probable.

Our revenue recognition is recorded on the percentage of completion method for sales and installation revenue and on the accrual basis for fees and interest income.  We recognize and record income when the customer has a legal obligation to pay.  All of our revenue streams are acknowledged by written contracts for any of the revenue we record.  There are no differences between major classes of customers or customized orders.  We record discounts, product returns, rebates and other related accounting issues in the normal business manner and experience very small number of adjustments to our written contractual sales.  There are no post-delivery obligations because warranties are maintained by our suppliers. Our lease fees are earned by providing services to contractors for financing of solar systems.  Normally we will acquire the promissory note (lease) on a leased system that will provide cash flow for up to 20 years.  Interest is recorded on the books when earned on amortized leases.

Accounts Receivable
The Company recognizes revenue upon delivery of product to customers and does not make bill-and-hold sales.  Contracts spanning reporting periods are recorded on the percentage of completion method for recognition of revenue and expenses.  Accounts receivable includes fully completed and partially completed projects and partially billed statements for completed work and product delivery.

Inventory
Inventory is recorded at cost and is managed on a first in first out method.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting.  Deferred taxes represent the future tax return consequences of those differences, which will be taxable either when the assets and liabilities are recovered or settled.  Deferred taxes also are recognized for net operating losses (NOL) that are available to offset future federal income taxes.  Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset and liability accounts.  A deferred tax asset results from the benefit of utilizing the NOL carry-forwards in future years.

Due to the current uncertainty of realizing the benefits of the tax NOL carry-forward, a valuation allowance equal to the tax benefits for the deferred taxes has not been established. The full realization of the tax benefit associated with the carry-forward depends predominately upon the Company's ability to generate taxable income during future periods, which is not assured.

We have adopted FIN 48, Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109 (“FIN48”). FIN 48 clarifies the accounting for uncertainty in tax positions by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. During the periods presented in this report there were no changes in our unrecognized tax benefits.

Fair Values of Financial Instruments
ASC 825 requires the Corporation to disclose estimated fair value for its financial instruments.  Fair value estimates, methods, and assumptions are set forth as follows for the Corporation’s financial instruments.  The carrying amounts of cash, receivables, other current assets, payables, accrued expenses and notes payable are reported at cost but approximate fair value because of the short maturity of those instruments.

Stock-Based Compensation
The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

Effects of Recently Issued Accounting Pronouncements
The Company has reviewed all recently issued accounting pronouncements noting that they do not affect the financial statements.

Per Share Computations
Basic net earnings per share are computed using the weighted-average number of common shares outstanding.  Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and the dilutive potential common shares outstanding during the period.

Reclassification
Certain reclassifications have been made to conform to prior periods’ data to the current presentation. These reclassifications had no effect on reported income.

Note 3 Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. Since its inception, the Company has been engaged substantially in financing activities and developing its business plan and marketing. As a result, the Company incurred accumulated net losses from inception through the period ended December 31, 2014 of $1,802,020.  In addition, the Company's development activities since inception have been financially sustained through capital contributions from shareholders.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock or through debt financing and, ultimately, the achievement of significant operating revenues. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 4 Warranties of the Company

ABCO Energy provides a five and ten year workmanship warranties for installed systems that cover labor and installation matters only.  All installed products are warranted by the manufacturer.  In the last four years of operations, all claims on workmanship have been handled expeditiously and inexpensively by the company.  Management does not consider the warranty as a significant or material risk.

Note 5 Inventory and work in process

The company records inventory at cost and uses the first in first out method to charge inventory to operations.  Work in process consists of costs recovered and revenue earned on projects on a percentage of completion method for work performed on contracts signed during the year ended December 31, 2014. The total of inventory and work in process was $49,245 and $38,375 as of December 31, 2014 and 2013, respectively.

Note 6 Security deposits and Long Term Commitments

The Company has paid security deposits on the three rented spaces it occupies for offices and warehouse which total $7,235 on December 31, 2014 and $5,190 on December 31, 2013.

ABCO leases a 1,200 square foot office and warehouse in an industrial park in Phoenix Arizona for a monthly rental of $1,254 which expires on February 28, 2016.  The aggregate total rent due on this lease through expiration is $21,318.

There is no lease on the Williams, Arizona property because this office is located in the office of a Director and no lease has been established.

On May 1, 2014 the Company rented office and warehouse space at 2100 N. Wilmot #211, Tucson, Arizona 85712.  This facility consists of 3,600 square feet and the two year lease has a forward commitment of $52,200 with an option to cancel one third of the rental after June 30, 2014.

Note 7 Alternative Energy Finance Corporation (AEFC)

AEFC is a wholly owned subsidiary of ABCO Energy.  AEFC provides funding for leases of photovoltaic systems.  AEFC finances its leases from cash payments from its own cash or from single payments or long term leases from lessees.  Long term leases recorded on the consolidated financial statements were $13,293 and $21,712 at December 31, 2014 and December 31, 2013 respectively. The aggregate total of leases receivable over the entire term including inputted interest at 8% internal rate of return is approximately $21,936 and $40,897 at December 31, 2014 and December 31, 2013 respectively.

During October, 2014 one of the AEFC leases defaulted and AEFC repossessed the solar system with a balance due totaling $7,577 in unpaid lease principal.  AEFC sold the full system after removal and installation for $12,000 during the last quarter of 2014.

Note 8 Property and equipment

The Company has acquired all of its office and field work equipment with cash payments and financial institution loans. During the year ended December 31, 2014 the company acquired lease hold improvements, office equipment, boom truck, trailer and auto for the sum of $39,180 and financed $15,804 of the acquisitions from loans.  The total fixed assets consist of vehicles, office furniture, tools and various equipment items and the totals are as follows:

Asset	December 31, 2014	December 31, 2013
Equipment	$99,987	$72,308
Accumulated depreciation	42,187	37,105
Net Fixed Assets	$57,800	$35,203

Depreciation expenses for the years ended December 31, 2014 and 2013 was $13,538 and $14,639 respectively.

Note 9 Note Payable Officer

Officer’s loan is a demand note totaling $60,000 as of December 31, 2014 and December 31, 2013.  This note provides for interest at 12% per annum and is unsecured.  Notes payable to the Director resulted in an interest charge of $7,092 and $7,240 for the period ended December 31, 2014 and December 31, 2013 respectively.

Note 10 Long Term Debt

During the year ended December 31, 2014 the company financed operations and a truck acquisition with loans from Ascentium Capital, a Texas based financial entity.  The following table describes the purpose and terms of the loans.

December 31, 2014
Lender	Date of Loan	Original Loan	Purpose	Interest Rate	Term	Current Portion	Long Term Portion
Ascentium Capital	08/27/14	$50,000	Credit Line	24%	18 Months	$33,847	$7,533
Ascentium Capital	09/01/14	$14,975	Truck loan	9%	36 Months	$4,461	$8,988
		$64,975				$38,308	$16,521

This debt is collateralized by the specific asset in the case of the truck loan and both loans are personally guaranteed by the officers of the Company.

Note 11 Stockholder’s Deficit

In March 1, 2013 the Company began a third European private placement offering of restricted common stock to non USA citizens only. The offering consisted of up to 10,000,000 shares of common stock offered at the price of $0.33 USD per share. As of December 31, 2014, the Company had sold 9,043,773 shares.

During the fiscal year ended December 31, 2014 the Company sold 4,770,534 shares in this Regulation S offering to non-US investors. The total proceeds from the offering was $1,124,834, interest and other expenses totaled $52,568. Commission and expense reimbursements totaled $695,185. The Company recorded net proceeds totaling $377,081. There were no shares issued to pay interest in 2014, however cash payments on interest totaled $25,081. Unpaid shareholder interest at December 31, 2014 totaled $42,722.

ABCO settled a substantial legal billing for the preparation of the Regulation A offering and its FINRA applications with the issuance of 50,000 shares of restricted common stock.  The shares were recorded at par during the 2013 and resulted in a reduction in legal fees expense and an increase in equity.

On March 18, 2013 the company founder cancelled the original issue 6,000,000 shares to satisfy a requirement for FINRA approval of the company merger, name change and roll back of ENYC shares.

On August 19, 2014 the Company issued an aggregate of 1,100,000 shares to financial consulting entities for services relating to fund raising activities and to law firms for legal fees and expenses incurred for public share registrations and other business related activities.  These shares were issued with the SEC order dated September 11, 2013 declaring effective the offering statement registered pursuant to Regulation A under section 3(b) of the Securities act of 1933, as amended.  The shares were issued to legal consultants for assistance with the Form 10 and the 15c211 filing and for consultants who have assisted in the funding of the Company, as aforesaid. The total issuance was valued at $220,000 for fair market value as negotiated and that amount is charged to additional paid in capital.

Additional shares sold plus the cancellation resulted in the total number of common shares outstanding to be 23,695,680 and 17,768,574 as of December 31, 2014 and December 31, 2013 respectively.

Note 12 Subsequent Events

From January 1, 2015, through June 24, 2015, the Company sold an aggregate of 1,284,350 shares of restricted stock with prices ranging from $0.20 to $0.33 and received gross proceeds of $272,715 and commissions were paid to foreign agents for Regulation S offerings by the Company totaling $173,357. The Company received approximately $99,884 of net proceeds from such sales.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee	$2,070
Edgarization	$4,000
Legal Fees and Expenses	$50,000
Accounting Fees and Expenses	$5,000
Total	$61,070

Item 14.	Indemnification of Directors and Officers

Our Articles of Incorporation include an indemnification provision under which we have agreed to indemnify our directors and officers from and against certain claims arising from or related to future acts or omissions as a director or officer of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities

During the last three fiscal years and as of the date of this prospectus, the Company has had the following unregistered sales of its securities:

RECENT SALES AND UNREGISTERED SECURITIES

This is a list of all securities sold in the period dating from January 1, 2011 through July 15, 2015

Year 2011	Date	Shares	AMT. Paid	Comm Paid
Ek, U	01/05/11	36,000	18,000	11,700
Trotter, D	01/06/11	60,000	30,000	19381
Tickner, Eric	01/07/11	25,000	12,500	8,125
Pottinger, J	01/11/11	93,662	46,831	30268
Pottinger, J	01/18/11	6,754	3,377	2195
Andersen, M	01/21/11	15,000	7,500	4875
Colsell, G	01/21/11	3,000	1,500	975
Hopkinson, T	01/21/11	12,000	6,000	3900
Rankin, Ian	01/21/11	15,000	7,500	4875
Arnott, RDP	01/25/11	10,000	5,000	3070
Walker, B	01/26/11	21,400	10,700	6932
Billowes, R	01/28/11	15,000	7,500	4862
Hadley, M	01/28/11	20,000	10,000	6487
Mason, D	01/28/11	15,000	7,500	4862
Baker, S	01/31/11	15,000	7,500	4862
Craig, Ian	01/31/11	27,430	13,715	8915
Mcdonald, M	01/31/11	7,000	3,500	2275
Garsztka, R	02/01/11	10,000	5,000	3250
Hewlett, P	02/01/11	10,000	5,000	3250
Delve, J	02/02/11	30,000	15,000	9750

Year 2011	Date	Shares	AMT. Paid	Comm Paid
Craig, I	02/03/11	3,000	1,500	975
Moir, R	02/03/11	12,470	6,235	4052
Wood, J	02/17/11	20,000	10,000	6500
McGuigan, C	03/03/11	20,000	10,000	6500
Franey, J	03/11/11	10,000	5,000	3250
Pottinger, J	08/19/11	70,000	24,500	15854
Orr, B	08/24/11	42,857	15,000	9,750
Bate, B	08/24/11	100,000	40,000	26,000
Morgan J	09/07/11	30,000	12,000	7,800
Orr, B	09/08/11	57,143	20,000	13,000
Brittain, L	09/12/11	62,500	25,000	16,250
Gethin, A	09/12/11	62,500	25,000	16,250
Lees-Jones, D	09/12/11	62,500	25,000	16,250
Moir, R	09/14/11	16,173	6,469	4,205
Goodband, R	09/15/11	50,000	20,000	13,000
Gale, R	09/20/11	12,500	5,000	3,250
Etheridge, G	09/26/11	3,500	1,400	910
Cummings, I	09/29/11	30,000	12,000	7,800
Minchin, R	09/29/11	3,750	1,500	975
Barrow, T	09/30/11	70,000	24,500	15,925
Abell, M	09/30/11	40,000	16,000	10,400
Atkinson, I	09/30/11	40,000	14,000	9,100
Garsztka, R	10/03/11	15,000	6,000	3,900
Muir, R	10/04/11	19,000	7,600	4,940
Mason, D	10/05/11	12,500	5,000	3,250
Mitchell, E	10/06/11	40,000	16,000	10,400
Pottinger, J	10/07/11	100,000	35,000	22,750
Adams, T	10/11/11	12,500	5,000	3,250
Fleming, J	10/12/11	8,750	3,500	2,275
Frankiel, A	10/17/11	20,000	7,970	5,181
Ballingal, T	10/17/11	4,000	1,600	1,040
Andersen, M	10/17/11	25,000	10,000	6,500
Hadley, Ml	10/18/11	130,000	52,000	33,800
Bunn, R	10/18/11	10,000	4,000	2,600
Rao, D	10/19/11	40,000	14,000	9,100
Tovar, J	10/25/11	62,500	25,000	16,250
Tovar, J	10/25/11	500,000	175,000	113,750
Gale, R	11/03/11	60,000	24,000	15,600
Scott, R	11/08/11	12,500	5,000	3,250
Brittain, L	11/17/11	31,750	15,000	9,750
Hadley, M	12/01/11	171,000	59,850	38,903
Gaw, J	12/02/11	37,500	15,000	9,750
Harvey, F	12/02/11	8,000	3,200	2,080
Frenkiel, A	12/08/11	120,000	42,000	27,300
Woods, J	12/08/11	77,500	31,000	20,150
Tickner, E	12/08/11	50,000	20,000	13,000
Ek, U	12/08/11	17,500	7,000	4,550
Adams, T	12/09/11	35,000	14,000	9,100
Ballingall, T	12/13/11	20,000	8,000	5,200
Lees-Jones, D	12/19/11	135,957	47,585	30,930
Wood, J	12/28/11	10,000	4,000	2,600
Gale, R	12/28/11	13,1428	46,000	29,900

Year 2012	Date	Shares	Amt Paid
Hadley, M	01/17/12	33,000	12,540	8,151
Goodband, R	01/17/12	143,000	50,500	32,825
Bradley, P	01/18/12	12,500	5,000	3,250
Hurford, J	01/18/12	25,000	10,000	6,500
Bunn, R	01/19/12	7,500	3,000	1,950
Ek, U	02/02/12	25,000	10,000	6,500
Lees-Jones, K	02/08/12	24,400	8,000	5,200
Goodband, R	02/10/12	143,000	50,500	32,825
Minchin, R	02/10/12	3,750	1,500	975
Etheridge	02/13/12	19,750	7,900	5,135
Frenkiel, A	02/14/12	42,858	15,000	9,750
Morgan, J	02/14/12	20,000	8,000	5,200
Frenkiel, A	02/17/12	42,858	15,000	9,750
Dart, S	02/21/12	41,250	16,500	10,725
Brittain, L	02/21/12	45,000	15,750	10,238
Frenkiel, A	02/21/12	6,428	2,250	1,463
Frenkiel, A	02/22/12	40,000	14,000	9,100
Adams, T	02/27/12	14,285	5,000	3,250
Frenkiel, A	02/27/12	2,857	1,000	650
Winterburn, R	02/29/12	7,850	3,140	2,041
Paekmeyer, G	03/01/12	22,500	9,000	5,850
Holland, N	03/05/12	110,286	38,600	25,090
Gethin, A	03/09/12	71,571	25,050	16,283
Orr, J	03/14/12	26,250	10,500	6,825
Tickner, E	03/15/12	62,500	21,875	14,219
Gale, R	03/21/12	230,000	80,500	52,325
McDonald, M	03/22/12	12,500	5,000	3,250
Hewlett, D	04/17/12	20,000	8,000	5,200
Scott R	04/18/12	3,500	1,400	910
Holland, N	04/27/12	112,858	39,500	25,675
Holland, N	05/22/12	111,429	38,960	25,324
Gale, R	06/08/12	228,858	80,000	52,000
Gale, R	08/07/12	231,429	81,000	52,650

Year 2013	Date	Shares	AMT. Paid
Morgan, J	03/08/13	15,150	5,000	3,250
Alexander, G	03/11/13	22,727	7,500	4,875
Bunn, R	03/15/13	22,725	7,480	4,862
Hopkinson, T	03/18/13	10,606	3,500	2,275
Kitts, G	03/18/13	7,575	2,500	1,625
Garsztka, R	03/18/13	106,000	35,000	22,750
Goodband, R	03/19/13	20,000	6,570	4,271
Harvey, F	03/20/13	12,045	3,975	2,584
Hinton, B	03/20/13	10,000	3,300	2,145
Hurford, J	04/03/13	12,500	4,090	2,659
Andersen, M	04/12/13	15,152	5,000	3,250
Rao, D	04/23/13	15,152	5,000	3,250
Gethin, A	04/26/13	330,000	100,000	65,000
Blackshaw, T	04/29/13	45,000	14,850	9,653
Hadley, M	05/08/13	25,000	8,230	5,350
Thoelke, R	05/15/13	110,370	36,422	23,674

Year 2013	Date	Shares	AMT. Paid
Thoelke, R	05/15/13	4,133	1,364	887
Winser, C	05/17/13	24,000	7,920	5,148
Thoelke, R	05/29/13	110,033	36,310	23,602
Cummings, I	05/31/13	5,000	1,650	1,073
Morgan, J	06/05/13	15,150	5,000	3,250
Holland, N	06/17/13	186,740	50,000	32,500
Tickner, E	06/25/13	362,550	108,900	70,785
Morgan, J	06/25/13	12,121	4,000	2,600
Scott, R	06/26/13	5,000	1,625	1,056
Trotter, D	07/05/13	20,000	6,575	4,274
Thoelke, R	07/11/13	154,255	50,904	33,088
Brown, A	07/23/13	3,351	1,106	719
Orr, J	07/25/13	15,000	4,925	3,201
Cummings, I	07/25/13	10,000	3,300	2,145
Goodband, R	07/26/13	60,600	20,000	13,000
Blackshaw, T	07/26/13	54,925	18,125	11,781
Rao, D	07/26/13	15,152	5,000	3,250
Franey, J	07/26/13	15,160	4,972	3,232
Tickner, E	07/29/13	567,610	179,768	116,849
Wood, J	07/29/13	27,273	9,000	5,850
Fleming, J	07/29/13	15,158	5,002	3,251
Gaw, J	08/06/13	30,303	9,975	6,484
Walker, B	08/06/13	68,182	22,500	14,625
Ek, U	08/07/13	15,158	5,002	3,251
Hadley, M	08/14/13	24,000	7,900	5,135
Gethin, A	08/21/13	46,970	15,500	10,075
Tickner, E	08/29/13	30,303	10,000	6,500
Rao, D	09/11/13	30,303	9,975	6,484
Watson, R	09/16/13	30,315	10,004	6,503
Andersen, M	09/20/13	15,150	4,980	3,237
Morgan, J	09/20/13	15,150	4,970	3,231
Garsztka, R	09/24/13	10,600	3,500	2,275
Tickner, E	09/25/13	196,985	51,150	33,248
Tovar, J	10/01/13	187,500	61,875	40,219
Cummings, I	10/11/13	10,000	3,300	2,145
Hurford, J	10/16/13	15,158	4,967	3,229
Atkinson, I	10/16/13	21,212	6,975	4,534
Walker, B	10/23/13	100,000	33,000	21,450
Wood, J	10/23/13	7,575	2,465	1,602
Blackshaw, T	11/05/13	20,000	5,000	3,250
Tickner, E	11/06/13	100,000	25,000	16,250
Hadley, M	11/07/13	64,000	16,000	10,400
Morgan, J	11/13/13	16,000	4,000	2,600
Morgan, J	11/14/13	21,200	5,300	3,445
Hurford, J	11/14/13	20,000	4,965	3,227
Atkinson, I	11/14/13	24,243	7,975	5,184
Gaw, J	11/19/13	60,000	14,975	9,734
Rao, D	11/20/13	50,000	12,475	8,109
Sanyaolu, R	11/22/13	40,000	9,975	6,484
Andersen, M	11/22/13	20,000	4,970	3,231
Ballingall, B	11/22/13	20,000	4,965	3,227
Trotter, D	11/25/13	40,000	9,975	6,484
Franey, J	11/29/13	20,000	4,970	3,231
Booth, D	11/29/13	32,000	8,000	5,200
Cummings, I	12/04/13	15,152	5,000	3,250
Brown, A	12/04/13	4,267	1,408	915
Goodband, R	12/09/13	200,000	50,000	32,500
Thoelke, R	12/12/13	120,000	30,000	19,500
Thoelke, R	12/19/13	68,000	17,000	11,050

Year 2014	Date	Shares	Amt. Paid	Comm Paid
Watson, R	01/07/14	200,000	50,000	32,500
Walker, B	01/08/14	60,000	15,000	9,750
Tovar, J	01/21/14	250,000	62,500	40,625
Thoelke, R	01/23/14	12,000	3,000	1,950
Reig, F	01/27/14	80,000	20,000	13,000
Tickner, E	02/07/14	30,052	7,513	4,883
Watson, R	02/07/14	300,000	75,000	48,750
Holland, N	02/11/14	40,000	10,000	6,500
Trotter, D	02/12/14	100,000	24,965	16,227
Holland, N	02/14/14	120,000	30,000	19,500
Dos Santos, A	02/21/14	30,000	7,329	4,764
Carabajal, A	02/24/14	40,000	10,000	6,500
Hurford, J	03/03/14	20,000	4,965	3,227
Garsztka, R	03/05/14	40,000	10,000	6,500
Villaverde, D	03/11/14	9,090	2,960	1,924
Brown, A	03/14/14	7,500	2,452	1,594
Watson, R	03/17/14	300,000	75,000	48,750
Frenkiel, A	03/18/14	20,000	5,000	3,250
Carbajal, A	03/19/14	40,000	10,000	6,500
Keith , F	03/20/14	40,000	9,965	6,477
Watson, R	4/15/14	100,000	25,000	16,250
Adams, T	5/7/14	25,000	9,975	6,484
Goodband, R	5/7/14	34,000	8,500	5,525
Orr, B	5/20/14	58,500	14,662	9,530
Garsztka, R	5/20/14	22,400	5,600	3,640
Trotter, D	5/21/14	20,000	4,975	3,234
Hurford, J	5/30/14	40,000	9,965	6,477
Watson, R	5/30/14	108,696	25,000	16,250
Cummings, J	6/3/14	25,000	6,250	4,063
Booth, J	6/3/14	40,000	9,980	6,487
Morgan, J	6/11/14	18,649	4,662	3,030
Garsztka, R	6/11/14	20,000	5,000	3,250
Holland, N	6/12/14	200,000	50,000	32,500
Walker, Brenda	7/3/2014	88,000	22,000	14,300
Andersen, Michael	7/7/2014	16,000	3,970	2,581
Garsztka, Robert	7/11/2014	20,000	5,000	3,250
Watson, Robert	7/14/2014	108,700	25,000	16,250
Adams, Terry	7/25/2014	40,000	9,975	6,484
Goodband, Rodney	8/1/2014	100,000	25,000	16,250
Cummings, Ian	8/1/2014	34,000	8,500	5,525
Tickner, Eric	8/6/2014	20,000	5,000	3,250
Trotter, Douglas	8/7/2014	20,000	5,000	3,250
Garsztka, Robert	8/14/2014	12,000	3,000	1,950
Anderson, Michael	8/14/2014	16,800	4,182	2,718
Watson Robert	8/15/2014	154,348	35,500	23,075
Atkinson, Ian	8/15/2014	54,545	13,611	8,847
Garsztka, Robert	9/4/2014	16,000	4,000	2,600
Franey, James	9/5/2014	40,000	9,970	6,481
Flemin, Robert	9/18/2014	40,000	9,980	6,487
Ek, Urban	9/23/2014	30,000	7,500	4,875
Watson, Robert	9/30/2014	197,945	45,487	29,567
Adams, T	5/7/14	15,000	0	0

Year 2014	Date	Shares	Amt. Paid
Garsztka, Robert	10/14/14	16,000	4,000	2,600
Atkinson, Ian	10/28/14	32,000	7,975	5,184
Lees-Jones D	10/29/14	50,000	9,980	6,487
Trotter, Douglas	10/29/14	20,000	4,975	3,234
Cummings, Ian	11/03/14	24,000	6,000	3,900
Andersen, Michael	11/07/14	16,800	4,182	2,718
Adams Terence	11/12/14	22,000	5,035	3,273
Hurford, John	11/12/14	22,000	5,060	3,289
Gaw, James	11/12/14	100,000	19,975	12,984
Scott, James	11/28/14	25,000	4,975	3,234
Orr, Barry	11/28/14	40,000	7,975	5,184
Bate, Barry	11/24/14	25,000	4,965	3,227
Holland	12/03/14	140,000	28,000	18,200
Walker, Brenda	12/03/14	50,000	10,000	6,500
Hurford, John	12/04/14	25,000	5,000	3,250
Watson, Robert	12/11/14	75,000	14,960	9,724
Frenkiel, Andrew	12/11/14	80,000	15,965	10,377
Frenkiel, Andrew	12/17/14	200,000	39,965	25,977
Thoelke, R	12/19/14	271,209	54,202	35,231
Wood, Douglas	12/23/14	30,000	5,965	3,877
Trotter, Douglas	12/31/14	32,600	7,475	4,859

2015 offering	Date	Shares	Amt. Paid	Comm. Paid
Goodband, Rodney	01/14/15	50,000	10,000	6,500
Garsztka, Robert	02/11/15	20,000	4,000	2,600
Ruiz, Alfonso Garcia	02/13/15	26,000	6,470	4,206
Ruda, Francisco	02/20/15	32,000	8,000	5,200
Brooks, David	02/25/15	200,000	50,000	32,500
Frenkiel, Andrew	02/25/15	130,000	26,000	16,900
Kitts, G	03/02/15	31,500	6,300	4,095
Adams, Terry	03/04/15	25,000	4,975	3,234
Ek, Urban	03/05/15	22,000	5,035	3,273
Garsztka, Robert	3/10/2015	25,000	5,000	3,250
Andersen, Michael	3/12/2015	25,000	4,970	3,231
Hurford, John	3/13/2015	25,000	5,000	3,250
Grifol, Losada	3/17/2015	52,500	10,500	6,825
Tickner, Eric	3/16/2015	25,000	5,000	3,250
Brooks, David	3/27/2015	200,000	40,000	26,000
Adams, Terence	04/02/15	25,000	4,975	3,234
Garsztka, Robert	4/13/2015	25,000	5,000	3,250
Walker, Brenda	4/17/2015	125,000	25,000	16,250
McDonald, Malcolm	4/29/2015	40,000	9,945	6,464
Garsztka, Robert	5/18/2015	17,500	4,000	2,600
Tickner, Eric	5/27/2015	50,000	10,000	6,500
Magan, Moreno	6/8/2015	37,500	7,500	4,875
Cummings, Ian	6/8/2015	32,850	6,570	4,270
Garsztka, Robert	6/8/2015	17,500	3,500	2,275
Trotter, Douglas	6/11/2015	25,000	4,975	3,250
Andersen, Michael	6/26/2015	25,000	4,970	3,250
Adams, Terence	7/1/2015	50,000	9,975	6,484
Garsztka,	7/7/2015	17,500	3,500	2,275
McDonald	7/7/2015	40,000	7,980	5,187
Trotter, Douglas	7/14/2015	50,000	9,975	6,484
UND, LLC	7/15/2015	500,000	100,000	0
Simon, Brian	7/15/2015	100/000	20,000	0

All securities listed above were issued pursuant to exemptions provided for under the appropriate provisions of the Securities Act of 1933, as amended.  Some of the above shares were issued pursuant to delivery of services.

In instances described above where we issued securities in reliance upon Regulation S, we relied upon Rule 903 of Regulation S of the Securities Act. Those stockholders who received the securities in such instances made representations that the Company was assured that the applicable provisions of  Regulation S were complied with. Management made the determination that the investors in instances where we relied on Regulation S are  non “U.S. persons.”

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. Those stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(a)(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16.	Exhibits and Financial Statement Schedules.

(a)           Furnish the exhibits required by Item 601 of Registration S-K (Section 229.601) of this chapter).

Exhibit No.	Description of Exhibit

3(i)	Articles of Incorporation, as amended (1)
3(ii)	By-Laws(1)
5	Opinion re Legality
10(a)	Share Exchange Agreement dated July 15, 2011(1)
15	Letters re Unaudited Interim Financial Information
21	Subsidiaries of Registrant(1)
23	Comments of Experts and Counsel(2)
24	Power of Attorney – See page ___ hereof

(1)   Previously filed with the Company’s Form 10, SEC File No. 000-55235, filed on March 31, 2015, and incorporated herein by this reference as an exhibit to this Form S-1 Registration Statement.

(2)   Attached.

(b)           Financial Statement Schedules. Schedules not listed below have been omitted because the information to be set forth therein is not material, not applicable or is shown in the financial statements or notes thereto.

a)     List separately all financial statements filed as part of the registration statement.

A.1 Unaudited Financial Statements for the period ended March 31, 2015
(Reviewed by PCAOB auditors)

Consolidated Balance Sheets: As of March 31, 2015 and as of December 31, 2014

Consolidated Statements of Operations: For the Three Months Ended March 31, 2015.

Consolidated Statements of Cash Flows: For the Three Months Ended March 31, 2015 and March 31, 2014.

Notes to the Consolidated Financial Statements

A2.  Audited Financial Statements for years ended December 31, 2014 and 2013

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets: As of December 31, 2014 and 2013

Consolidated Statements of Operations: For the Years Ended December 31, 2014 and 2013

Consolidated Statement of Stockholders' Equity: For the Period Beginning December 31, 2012 until the Year Ended December 31, 2014

Consolidated Statements of Cash Flows: For the Years Ended December 31, 2014 and 2013

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2014 and 2013

Item 17.	Undertakings

(A)  The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment of the Registration Statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized on the 3rd  day of  August, 2015.

ABCO ENERGY, INC.

Dated: August 3, 2015	By:	/s/ Charles O’Dowd
Charles O’Dowd
Chief Executive Officer, Chief Financial Officer & Principal Accounting Officer

POWER OF ATTORNEY

Each director and/or officer of the registrant whose signature appears below hereby appoints Charles O’Dowd as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this Registration Statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933).

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:

Signature	Title

/s/ Charles O’Dowd	Chairman of the Board,	August 3 , 2015
Charles O’Dowd	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

/s/ Wayne Marx
Wayne Marx	Director	August 3, 2015